

Management Information **Circular**

Notice of Annual Meeting
of Shareholders to be held
August 9, 2024

ATS™

To Our Shareholders,



On behalf of the Board and management team of ATS Corporation ("**ATS**" or the "**Company**"), we are pleased to invite you to attend our annual meeting of shareholders, to be held on August 9, 2024, at 10:00 a.m. (Toronto time). This meeting will be hosted entirely in a virtual environment to allow greater access and ability to participate for our shareholders.

The Notice of Annual Meeting of Shareholders and related materials are enclosed. The Management Information Circular describes the business to be conducted at the meeting and information about the items to be voted on. As always, we encourage all shareholders to exercise their right to vote. Shareholder feedback and engagement are critical to our business.

Shareholders who have questions or require voting assistance should contact ATS' proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by telephone (toll-free in North America at 1-877-452-7184, or collect call outside of North America at 416-304-0211), or by email at assistance@laurelhill.com.

During the meeting, management will report on the fiscal year ended March 31, 2024. Building on the momentum of recent years, ATS continued to drive profitable growth. This was supported by revenues of $3,032.9 million, the highest in company history, as well as record adjusted earnings from operations[1] which were up 15.8% compared to the previous year. Adjusted earnings from operations[1] increased to $397.5 million, up from $343.4 million in fiscal 2023, in addition to adjusted EBITDA[1] increasing by 17.3%, ending the fiscal 2024 year at $470.6 million. With strong Order Bookings[1] and a strong Order Backlog[1], ATS remains well positioned moving into fiscal 2025.

During the year we also completed four strategic acquisitions to grow our presence in life sciences drug discovery and testing, as well as to expand our digitalization and artificial intelligence capabilities. We will continue to take a diligent approach to growing through acquisition and will continue to seek out opportunities that support shareholder value creation.

ATS' results reflect our strong execution and the continued application of our ATS Business Model ("**ABM**"). While the transportation space has become more dynamic in the short-term as customers take a more measured approach to their EV programs, we believe our capabilities position ATS well within this industry as the market continues to evolve. Overall, the trends that support automation remain favourable in the key markets we serve, and we believe that ATS is well positioned for many years to come.

We truly appreciate your ongoing support of ATS Corporation, and we look forward to the exciting year ahead.

Sincerely,

David McAusland
Chair

Andrew Hider
Chief Executive Officer

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1 Non-IFRS measure: see "Non-IFRS and Other Financial Measures" in the corporation's fiscal 2024 Management's Discussion and Analysis dated May 16, 2024, which is incorporated by reference herein and is available on the corporation's profiles on the System for Electronic Data Analysis and Retrieval+ ("**SEDAR+**") at www.sedarplus.com and on the U.S. Securities Exchange Commission's ("**SEC**") Electronic Data Gathering, Analysis, and Retrieval system ("**EDGAR**") website at www.sec.gov.

ATS CORPORATION
Notice of Annual Meeting of Shareholders August 9, 2024

Notice is hereby given that the annual meeting of the holders of common shares of ATS Corporation (the "**Corporation**" or "**ATS**") will be held on August 9, 2024 at 10:00 a.m. (Toronto time). **The meeting will be held in a virtual-only format at https://web.lumiagm.com/419748419. You will not be able to attend the meeting physically.**

The meeting will be held for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended March 31, 2024, together with the report of the auditors thereon (the "**Financial Statements**");

2. to elect the directors of the Corporation;

3. to reappoint the auditors of the Corporation and to authorize the Board of Directors of the Corporation to fix the auditors' remuneration;

4. to consider an advisory resolution on the Corporation's approach to executive compensation; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

VIRTUAL MEETING
Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year's meeting in a virtual format. Our virtual format allows registered shareholders and duly appointed proxyholders including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, to submit questions and comments and/or to vote during the meeting. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer, while affording the same rights available at a traditional, in-person meeting.

NOTICE-AND-ACCESS
This year, the Corporation will continue its use of the "notice-and-access" mechanism of delivering materials to both registered and non-registered shareholders in connection with the meeting. As such, the Corporation has posted electronic copies of the Management Information Circular and the Financial Statements along with the related management's discussion and analysis (collectively, the "**Meeting Materials**") on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on the System for Electronic Data Analysis and Retrieval+ ("**SEDAR+**") at www.sedarplus.com, and on the SEC's system for Electronic Data Gathering, Analysis, and Retrieval ("**EDGAR**") website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators. Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation's transfer agent, Computershare Trust Company of Canada ("**Computershare**"), toll-free at 1-866-964-0492.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll-free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or send an email to legal@atsautomation.com. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. We estimate that your request for Meeting Materials will need to be received on or before July 25, 2024 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the meeting.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING AS THE MEETING MATERIALS HAVE BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

HOW TO VOTE

Whether or not they are able to attend the virtual meeting, registered shareholders and non-registered (beneficial) shareholders are encouraged to vote in advance of the meeting. To do so, registered shareholders may a) **vote online** at www.investorvote.com; b) **vote by telephone** by calling 1-866-732-8683, or; c) **vote by mail** by returning the physical form of proxy using the envelope enclosed with the proxy.

To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than August 7, 2024 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned meeting.

Non-registered (beneficial) shareholders who receive materials through their broker or other intermediary should follow the instructions on the document provided by their broker or other intermediary in order to ensure their common shares are voted at the meeting.

At the virtual meeting, registered shareholders, and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, will be able to watch the live webcast of the meeting, submit questions online and/or vote in "real time" through an online portal. Non-registered (beneficial) shareholders must carefully follow the procedures set out in the Management Information Circular in order to be eligible to vote virtually at the meeting. Non-registered (beneficial) shareholders who do not follow the procedures set out in the Management Information Circular will nonetheless be able to watch the live webcast of the meeting as a guest and submit questions, but will not be able to vote.

Your vote is important. As a shareholder, it is very important that you read the Meeting Materials carefully and then vote your common shares of ATS. You are eligible to vote your common shares if you were a shareholder of record of the Corporation at the close of business on June 14, 2024. You may vote virtually at the meeting or by proxy. **Regardless, we encourage you to vote by proxy to ensure your vote is successfully tabulated. Our goal is to capture as many shareholder votes as possible in advance of the meeting in order to ensure that your voice is heard.** You may vote by proxy in any of the methods noted above, detailed in the Management Information Circular and on your form of proxy or voting instruction form.

In order to vote at the meeting, registered shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username. See page 5 of the Management Information Circular for further instructions on how you can access and participate at the virtual-only meeting.

Shareholders who have questions or require voting assistance should contact ATS' proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at 1-877-452-7184, or collect call outside of North America at 416-304-0211; or (ii) e-mail to assistance@laurelhill.com.

DATED the 17th day of June, 2024.

By Order of the Board of Directors



STEWART McCUAIG
Vice President, General Counsel

ATS CORPORATION

Management Information Circular for the Annual Meeting of Shareholders to be held on August 9, 2024

In this Management Information Circular (the "**Circular**"), all information is given as of June 17, 2024 and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

I. Meeting and Voting Procedures

Annual Meeting Details

The Annual Meeting of ATS Corporation (the "**Corporation**" or "**ATS**") will be held at 10:00 a.m. (Toronto time) on August 9, 2024 (the "**Meeting**"). The Meeting will be held in a virtual-only format, which will be conducted via live webcast online at **https:// web.lumiagm.com/419748419**. You will not be able to attend the Meeting physically.

Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year's Meeting in a virtual format. Our virtual format allows registered shareholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders to vote during the Meeting and provides a forum for all participants at the Meeting to submit questions and comments. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer, while affording the same rights available at a traditional, in-person meeting, and is in the best interests of our shareholders.

How to Attend the Meeting as a Shareholder

Only ATS shareholders of record at the close of business on June 14, 2024 may vote at the Meeting.

Even if you currently plan to attend the virtual Meeting, you should consider voting your common shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders to attend, submit questions, and/or vote at the Meeting using the LUMI meeting platform. If you access and vote on any matter at the Meeting during the live webcast, then you will revoke any previously submitted proxy. Non- registered (beneficial) shareholders who have not appointed themselves as proxyholders in accordance with the instructions below under "*How to Vote – Non-Registered (Beneficial) Shareholders – Vote online during the Meeting*," will not be able to attend the Meeting as a shareholder but may still attend the Meeting as guests. Guests can watch the live webcast of the Meeting and submit questions but will not be able to vote at the Meeting.

TO ATTEND THE MEETING, PLEASE FOLLOW THE FOLLOWING INSTRUCTIONS:

On the date of the Meeting:

1. Log into: **https://web.lumiagm.com/419748419** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2. Click "I have a login."

3. Enter your control number (on your proxy form) for registered shareholders or, in the case of non-registered (beneficial) shareholders who have appointed themselves as proxyholders, the username obtained from Computershare in advance of the Meeting (see below under "*How to Vote – Non- Registered (Beneficial) Shareholders – Vote online during the Meeting*").

4. Enter your password: **ats2024** (case sensitive).

More information and updates on how to attend the Meeting will be made available on our website: atsautomation.com

How to Attend the Meeting as a Guest

Guests, including non-registered (beneficial) shareholders of ATS who have not duly appointed themselves as proxyholders, can log into the Meeting as set out below:

On the date of the Meeting:

1. Log into: **https://web.lumiagm.com/419748419** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2. Click "Guest" and then complete the required field.

Guests can watch the live webcast of the Meeting and submit questions but will not be able to vote at the Meeting

Technical Requirements and Technical Support

You will be able to participate in the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins and meeting the minimum system requirements. We strongly recommend that persons who wish to attend the Meeting check their browser and device in advance of the Meeting to ensure compatibility. Visit **https://web.lumiagm.com/419748419**, the Meeting portal, on your smartphone, tablet or computer. The Meeting portal will be open one hour prior to the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox. PLEASE DO NOT USE INTERNET EXPLORER.

Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may e-mail support-ca@lumiglobal.com for assistance.

If you are accessing the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your common shares in advance of the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder for a person so entitled, together holding or representing by proxy not less than 25% of the issued and outstanding common shares of ATS ("**ATS Common Shares**"). In accordance with the by-laws of the Corporation, any shareholder who votes electronically at the Meeting or establishes a communications link to the Meeting is deemed to be present at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders in attendance virtually or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chair of the Meeting. At such adjourned meeting, the shareholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

Asking Questions at the Meeting

ATS believes that the ability to participate in the Meeting in a meaningful way, including by asking questions, is of fundamental importance regardless of whether a meeting is held in person or virtually. All participants, including registered shareholders and non-registered (beneficial) shareholders and their duly appointed proxyholders, as well as guests, will have an opportunity to submit questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the virtual Meeting platform. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when meetings of shareholders were held in person.

The Chair of the Meeting and other members of management of ATS in attendance at the Meeting will engage in a question and answer period following the presentation of all matters to be voted on at the Meeting and the closing of the online polls. In order to ensure as many questions as possible are addressed at the Meeting, those submitting a question are encouraged to be brief and concise and to address only one topic per question. Questions from multiple participants on the same topic or that are otherwise related may be grouped, summarized and answered together. All questions are welcome. However, we do not intend to address questions that (a) are irrelevant to the business of the Meeting or to ATS' operations; (b) are related to personal grievances; (c) are related to non-public information about ATS; (d) constitute derogatory references to individuals or that are otherwise offensive to third parties; (e) are repetitious or have already been asked; (f) are in furtherance of a participant's personal or business interest; or (g) are out of order or not otherwise appropriate as determined by the Chair or secretary of the Meeting in their reasonable judgment. To ensure the Meeting is conducted in a manner that is orderly and fair to all shareholders, the Chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. If we cannot answer a question during the Meeting because of timing or technical limitations, shareholders may contact the Office of the Corporate Secretary of ATS at legal@atsautomation.com.

Who Can Vote

The record date for determining the shareholders of the Corporation entitled to receive notice of and vote at the Meeting is the close of business on June 14, 2024 (the "**Record Date**"). If you held ATS Common Shares as of the Record Date, you can cast one vote for each ATS Common Share you held on that date. Shareholders are encouraged to vote in advance of the Meeting at www.investorvote.com or as described below under the heading "How to Vote – Vote by proxy before the Meeting".

How to Vote

There are two ways to vote: (1) by proxy before the Meeting; or (2) online during the Meeting. How you vote in each case depends on whether you are a registered shareholder of ATS or a non-registered (beneficial) shareholder. More details can be found in the following tables.

IMPORTANT NOTE: If you have already voted in advance of the Meeting, do not vote again online during the Meeting unless you want to change your vote. If you vote again using the online ballot, your online vote during the Meeting will revoke your previously submitted proxy.

We encourage you to vote by proxy before the Meeting to ensure your vote is tabulated. Our goal is to capture as many shareholder votes as possible in advance of the Meeting in order to ensure that your voice is heard.

Registered Shareholders

You are a **registered shareholder** if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

Vote by proxy before the Meeting



Internet

By visiting the following website: www.investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions.



Telephone

By calling the toll-free number 1-866-732-8683, if you are in Canada or the United States. Refer to your 15-digit control number (shown on your proxy form) and follow the instructions.



Mail

Complete your proxy form and return it in the envelope provided. You or your authorized representative must sign the proxy form. If you are a corporation or other legal entity, your authorized representative must sign the form.



Smartphone

Use the QR code found on your proxy form.

Your duly executed proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation **not later than August 7, 2024 at 10:00 a.m. (Toronto time),** or in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted), prior to the time of the adjourned Meeting. The deadline for proxies may be extended or waived by the Chair of the Meeting, at their sole discretion. If you are mailing your proxy form, be sure to allow enough time for the envelope to be delivered.

Vote online during the Meeting

You will find your control number on the proxy form included with your Meeting Materials. You will need your control number to be able to vote at the Meeting.

On the date of the Meeting:

1 Log into: **https://web.lumiagm.com/419748419** at least 15 minutes before the Meeting starts.
   Please check that your browser is compatible.

2 Click "I have a login."

3 Enter your control number (on the proxy form) as your username.

4 Enter your password: **ats2024** (case sensitive).

5 Follow the instructions to access the Meeting and vote (if you have not previously submitted a proxy) when prompted.

If you have already voted by proxy, your vote at the Meeting, if properly cast, will automatically revoke your previous vote.

If you want to appoint a third party as a proxyholder, other than the management appointees, to attend and vote at the virtual meeting, please follow these steps:

1 To appoint a third-party proxyholder, insert the person's name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form or online voting page (see page 7). This step must be completed before registering such proxyholder as step 2.

2 Register your proxyholder by visiting www.computershare.com/ATS by no later than 10:00 a.m. (Toronto time) on August 7, 2024. Computershare will ask you for your proxyholder contact information so that it can send the proxyholder a username via email shortly after this deadline. If you fail to register your proxyholder, they will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.

Changing your vote

You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending a new proxy with a later date will revoke the instructions previously provided. A registered shareholder who has given a proxy may revoke it, in addition to any other manner permitted by law, by:

1 Sending in a new proxy on the internet, by telephone or smartphone, or by mail, by following the instructions above;

2 Depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, with Computershare Investor Services Inc. or at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or if the Meeting is adjourned, the last business day preceding the day of the adjournment;

3 Transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or the shareholder's attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or

4 Voting again using the online ballot at the virtual Meeting, which will serve to revoke your previously submitted proxy.

Your proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation **not later than August 7, 2024 at 10:00 a.m. (Toronto time),** or in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned Meeting. The deadline for proxies may be extended or waived by the Chair of the Meeting, at their sole discretion. If you are mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

Non-Registered (Beneficial) Shareholders

You are a **non-registered (beneficial)** shareholder if you hold shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary's name and you are the beneficial shareholder.

Vote by proxy before the Meeting



Internet

Go to the website indicated on your voting instruction form, refer to the control number and follow the online voting instructions.



Telephone

Call the toll-free number on your voting instruction form, if you are in Canada or the United States, refer to the control number, and follow the instructions.



Mail

Complete your voting instruction form and return it in the envelope provided. You or your authorized representative must sign the voting instruction form. If you are a corporation or other legal entity, your authorized representative must sign the form.



Smartphone

Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the voting instruction form for the deadline for submitting your voting instructions. If you are mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered.

Vote online during the Meeting

You must appoint yourself (or another person) as proxyholder. Then you or the person you appoint must register yourself with Computershare to obtain a username. You need a username to be able to vote at the Meeting.

Non-registered (beneficial) shareholders who wish to vote at the Meeting during the live webcast must do as follows before the Meeting:

1 Appoint yourself as proxyholder by inserting your name into the appropriate space on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). Follow the instructions for submitting the voting instruction form by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. **This step must be completed before registering such proxyholder as step 2.**

2 Register yourself as a proxyholder by visiting www.computershare.com/ATS by **no later than 10:00 a.m. (Toronto time) on August 7, 2024.** Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. **If you fail to register, you will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.**

On the day of the Meeting:

3 Log in online at **https://web.lumiagm.com/419748419** at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

4 Click "I have a login."

5 Enter the username that was provided by Computershare.

6 Enter the password: **ats2024** (case sensitive).

7 Follow the instructions to access the Meeting. If you have already voted by proxy, your vote at the Meeting, if properly cast, will automatically revoke your previous vote.

If you are a non-registered (beneficial) shareholder located in the United States and you wish to appoint yourself or a third party as a proxyholder, in addition to steps 2 to 7 above you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:

1 Follow the instructions from your intermediary included with the legal proxy form and voting instruction forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one.

2 After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send it by email or by courier to: uslegalproxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, your valid legal proxy form must be labeled as "Legal Proxy" and received **no later than 10:00 a.m. (Toronto time) on August 7, 2024.**

3 You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment or any third party's appointment as a proxyholder at www.computershare.com/ATS as noted above.

Changing your vote

You can revoke your voting instruction form if you change your mind about how you want to vote your shares. Shareholders may revoke their vote by submitting new voting instructions via any of the voting methods described above, in advance of their intermediary's voting deadline, which will revoke previously submitted instructions in place of the later dated voting instructions.

Non-registered (beneficial) shareholders may also revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an intermediary or its service company, at any time by written notice to the intermediary in accordance with the instructions received from the intermediary, except that an intermediary may not act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that is not received by the intermediary in sufficient time prior to the Meeting. Non-registered (beneficial) shareholders who have deposited a form of proxy signed by their intermediary and who wish to change their vote must contact their intermediary, since only registered shareholders may revoke a legal proxy.

More About Voting by Proxy or in Advance

Voting in advance of the Meeting by proxy is the easiest way to vote. It means you are giving someone else (your proxyholder) the authority to attend the Meeting and vote for you according to your instructions. Ryan McLeod, or failing him, Andrew P. Hider, has agreed to act as your ATS proxyholder to vote your ATS Common Shares at the Meeting according to your instructions. If you do not name a different proxyholder when you sign your form of proxy, you are authorizing Mr. McLeod, or failing him, Mr. Hider, to act as your proxyholder to vote for you at the Meeting in accordance with your instructions.

You can also appoint someone other than Mr. McLeod or Mr. Hider to be your proxyholder to attend and act on your behalf at the Meeting or at any adjournment of the Meeting (including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder to attend, participate and/or vote at the Meeting). That individual does not need to be a shareholder of ATS. Print the person's name in the blank space provided on the proxy form or voting instruction form, or on the online voting page, as applicable. Remember to tell them that they must follow the instructions on pages 7 or 9, as applicable, and vote your ATS Common Shares according to your instructions in order for your vote to count. If they fail to register with Computershare after you have validly submitted your proxy or voting instruction form appointing them as your proxy, they will not receive a username and will only be able to attend the Meeting as a guest. Guests will not be able to vote at the Meeting.

How Your Proxyholder Will Vote

On any ballot that may be called for, the ATS Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given on the proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the ATS Common Shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted **IN FAVOUR OF** such matter.

The form of proxy confers discretionary authority upon the person named in the proxy to vote as he or she sees fit with respect to amendments to matters identified in the notice of meeting accompanying this Circular (the "**Notice of Meeting**") and with respect to other matters that may properly come before the Meeting or any adjournment of the Meeting. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting.

Our transfer agent, Computershare, independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it is clear that a shareholder wants to communicate with the Board of Directors or management, the validity of the form is in question, or the law requires it. After the Meeting the voting results will be posted on www.atsautomation.com and on the Corporation's profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

Solicitation of Proxies

This Circular is provided in connection with the solicitation, by or on behalf of the management of the Corporation, of proxies to be used at the Meeting or at any adjournment of the Meeting and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by Computershare at a nominal cost, or by Laurel Hill who has been engaged by the Corporation in connection with the Meeting as the Corporation's proxy solicitation agent and shareholder communications advisor. Laurel Hill will receive a fee of $47,500 for services provided, plus reasonable out-of-pocket expenses. The Corporation will pay for the cost of solicitation, including the fees of Laurel Hill.

Shareholders who have questions or require voting assistance should contact ATS' proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at 1-877-452-7184, or collect call outside of North America at 416-304-0211; or (ii) e-mail to assistance@laurelhill.com.

Notice-and-Access

The Corporation has adopted the "**notice-and-access**" mechanism of delivering materials to both registered shareholders and non-registered (beneficial) shareholders in connection with the Meeting. As such, the Corporation has posted electronic copies of the Circular and the Corporation's audited consolidated financial statements as at and for the financial year ended March 31, 2024, and the auditor's report thereon, along with the related management's discussion and analysis (collectively, the "**Meeting Materials**"), on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators.

Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation's transfer agent, Computershare Trust Company of Canada, toll free at 1-866-964-0492.

Shareholders will receive paper copies of a notice package (the "**Notice Package**") via prepaid mail containing a notice with the information prescribed by National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* and a form of proxy (if a registered shareholder) or a voting instruction form (if a non-registered (beneficial) shareholder). The Corporation will not use procedures known as "stratification" in relation to the use of notice-and-access. Stratification occurs when an issuer using notice-and-access sends a paper copy of the Circular to some security holders with a Notice Package.

How to Obtain Paper Copies of the Meeting Materials

All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the Meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the Meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or sending an email to legal@atsautomation.com. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the Meeting. We estimate that your request for Meeting Materials will need to be received on or before July 25, 2024 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the Meeting.

II. Voting Shares and Principal Shareholders

Voting Shares

As at June 17, 2024, the Corporation had 97,925,654 ATS Common Shares outstanding, each carrying the right to one vote per ATS Common Share.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, the following person(s) beneficially own, directly or indirectly, or control or direct, more than 10% of the voting rights attached to the outstanding ATS Common Shares:

Person	Number of ATS Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding ATS Common Shares Represented
Mason Capital Management LLC ("**Mason**")	14,349,765 [1,2]	14.65% [2]

1   *Mason Capital Management LLC exercises control or discretion over these common shares as a portfolio manager to certain investment funds and managed accounts that own or exercise control over these common shares.*

2   *The above holdings and percentage reflect the sale, on April 3, 2024, by Mason Capital Master Fund, L.P. pursuant to a secondary offering of an aggregate of 3,500,000 ATS Common Shares for aggregate gross proceeds of $162,925,000. Mason Capital Management LLC is the investment manager of the Selling Shareholder. Michael Martino is a founder and principal of Mason Capital Management LLC. ATS did not issue or sell any securities under the Secondary Offering and did not receive any proceeds from the Secondary Offering.*

III. Matters to Be Acted Upon at the Meeting

1. Receive the Annual Financial Statements for Fiscal 2024

The Corporation's audited consolidated financial statements for the fiscal year ended March 31, 2024 and the report of the auditors thereon will be placed before the Meeting.

The audited consolidated financial statements are available on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov. All shareholders may request a paper copy of the audited consolidated financial statements by contacting Computershare at 1-866-962-0498 (toll free in North America) or 514-982-8716 (from outside North America). The financial statements and the report of the auditors thereon do not require a vote at the Meeting.

2. Election of Directors

The number of directors to be elected at the Meeting has been fixed at eight. Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the Corporation's next annual meeting or until the successor of such director is duly elected or appointed unless such office is earlier vacated in accordance with the Corporation's by-laws.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote **FOR** each of the proposed nominees whose names are set forth below under the heading "Nominees for Election as Director," each of whom has been a director since the date indicated opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the ATS Common Shares represented by properly executed proxies voted in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the form of proxy or voting instruction form, in their discretion, in favour of another nominee.

The Board of Directors of ATS (the "**Board**") adopted a "Board Policy on Majority Voting for Director Nominees" (the "**Policy**") on May 22, 2013 and last revised it on May 15, 2024. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the nominee is not elected by at least a majority of the votes cast with respect to his or her election, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. The Board shall accept the resignation absent exceptional circumstances. Upon receipt of such a conditional resignation, the Corporate Governance and Nominating ("**CG&N**") Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the CG&N Committee, the Board shall, as soon as practicable, and in any event, not later than 90 days following the shareholders' meeting decide whether or not to accept the tendered resignation and shall issue a press release which either confirms that they have accepted the resignation or provides a full explanation for why they have refused to accept such resignation and shall provide a copy of such press release to the TSX.

On June 15, 2021, the Board adopted By-Law No. 2, a by-law relating to the advance nomination of directors of the Corporation (the "**Advance Notice By-Law**"), which was confirmed and ratified by the shareholders of the Corporation at the annual and special meeting of shareholders held on August 12, 2021. The Advance Notice By-Law establishes a framework for the advance notice of nominations of directors by shareholders of the Corporation. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice. In the case of an annual meeting of shareholders (including an annual and special meeting), a shareholder wishing to nominate a director would be required to provide notice to the Corporation in the prescribed form not later than the close of business on the 40th day prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting (the "**Notice Date**") was made by the Corporation, notice shall be made by the nominating shareholder not later than the close of business on the 10th day following the Notice Date. Only persons who are nominated by shareholders in accordance with the procedures set out in the Advance Notice By-Law shall be eligible for election as directors of the Corporation. The Board may, in its sole discretion, waive any requirements of the Advance Notice By-Law. As of the date hereof, the Board has not received any director nominations from shareholders of the Corporation through the advance notice mechanism. The foregoing is a summary only of certain provisions of the Advance Notice By-Law and is qualified by reference to the full text of the Advance Notice By-Law which is available on our website at www.atsautomation.com and on the Corporation's profile on SEDAR+ at www.sedarplus.com.

3. Reappointment of Independent Auditors

At the Meeting, the holders of ATS Common Shares will be requested to reappoint Ernst & Young LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditor's remuneration. Ernst & Young LLP was first appointed as auditor on August 13, 2009.

The breakdown of fees incurred for services provided by Ernst & Young LLP during fiscal year 2024 is outlined in the Corporation's Annual Information Form dated May 16, 2024 (the "**Annual Information Form**") under the heading "Compensation of Auditors," which information is specifically incorporated by reference in this Circular. A copy of the Annual Information Form is available on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov. Upon request, the Corporation will provide a copy of the Annual Information Form free of charge to the requesting shareholder.

Included in section D(2)(m) of the Charter for the Audit and Finance Committee of the Board of Directors (a copy of which is attached as Appendix A to the Annual Information Form), are requirements surrounding engagement of the Company's external auditors for any non-audit related services ("**Requirement for Pre-Approval of Non-Audit Services**"). The objective of the Requirement for Pre-Approval of Non-Audit Services is to ensure the external auditors' objectivity is not compromised. This section sets out the rules to be followed when engaging the Company's external auditors for any non-audit related engagement. Applicable Requirements, as defined in the Annual Information Form, also inform what services the Company's external auditors are prohibited from providing, as well as which services are permitted. The Audit and Finance Committee must pre-approve all permitted non-audit related services. The Audit and Finance Committee may delegate its pre-approval authority to a designated member of such Committee; such designated member must report any decisions that they make to the full Audit and Finance Committee at its next scheduled meeting.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the form of proxy or voting instruction form intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board to fix the remuneration of the auditor.

4. Advisory Vote on Executive Compensation (Say on Pay)

The Corporation's approach to executive compensation is to "pay-for-performance." The purpose of this advisory vote is to allow shareholders to give their opinion annually on the Corporation's objectives, principles, and approach to the compensation of its executive officers as disclosed in the section entitled *"Corporation Executives and Executive Compensation"* below. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation. We presently intend to conduct such a vote at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to vote in favour of or against, on an advisory basis, a non-binding resolution on the Corporation's approach to executive compensation as follows:

"**BE IT RESOLVED**, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Corporation accept the approach to executive compensation disclosed in ATS' Management Information Circular dated June 17, 2024 delivered in advance of the 2024 Annual Meeting of Shareholders."

As this is an advisory vote, its results will not bind the Board. However, the Board, together with the Human Resources Committee, will take the result of the vote into account when considering its review of executive compensation. For information on ATS' approach to executive compensation, see pages 34 to 46 of this Management Information Circular.

In the absence of contrary instructions, it is the intention of the persons designated by management in the form of proxy or voting instruction form to vote FOR the non-binding advisory resolution regarding the Corporation's approach to executive compensation.

IV. Board of Directors

1. Nominees for Election as Directors

The following tables set forth information with respect to each person proposed to be nominated for election as a director of the Corporation, including when they first became a director, their business background, Board committee memberships, meeting attendance, voting results from previous years' meetings, other public company boards that they serve on, and the skills and experience they bring to the Board. It is noted that the number of meetings and meeting attendance in the tables below reference formal meetings where minutes were taken. The Board, its committees, and the individual directors participate in numerous additional informal correspondence and discussions throughout the year to advance the business of the Board and its committees. The tables also show the number of ATS Common Shares beneficially owned or controlled or directed, directly or indirectly, by such person, and the number of stock options, ATS deferred share units ("**DSUs**") and restricted share units ("**RSUs**") held by such person as at March 31, 2024. See "Compensation of Directors," starting on page 23, for a full description of the ATS DSU Plan and see "Restricted Share Unit Plan," on page 55, for a full description of the RSU Plan. The total $ value in the tables below is arrived at using the ATS Common Share price as of the close of trading on March 31, 2024. Under ATS' shareholding guidelines for its directors, directors must hold ATS Common Shares and DSUs with an aggregate value of at least $542,000 and the Chair must hold ATS Common Shares and DSUs with an aggregate value of at least $1,084,000 (the "**Director Ownership Guidelines**"). Directors will be in compliance with the Director Ownership Guidelines if they have achieved the applicable ownership threshold or if the deadline for compliance with the applicable Director Ownership Guidelines has not yet been reached. See *"Compensation of Directors,"* starting on page 23, for details. All individuals standing for election to the Board are incumbent directors who were elected to that position at last year's annual meeting of shareholders.



Age: 58
British Columbia, Canada

Independent

Principal Occupation:
Non-Profit work, primarily with Think Together, a children's education organization

Became Director:
August 2020

Committee Memberships:
Audit and Finance
CG&N
Sustainability

Dave W. Cummings

Mr. Cummings is an internationally experienced corporate executive and independent board director with a reputation for driving strategic digital transformation of traditional business models. With a career in oil & gas, heavy equipment and distribution businesses in both public and private companies. In addition to his roles as an independent board director of publicly listed and startup companies, Mr. Cummings has held executive leadership roles in Digital, IT, engineering, operations and commercial during his career.

Since retiring from a full time executive role in 2023, most recently Mr. Cummings was the Executive Vice President and Chief Digital Officer for Finning International – a 90-year-old $8 billion public company headquartered in Vancouver, Canada and the world's largest Caterpillar Equipment dealership. At Finning he led the digital, revenue management, operations excellence, digital marketing, IT and cyber teams. Mr. Cummings was the architect of the Finning digital strategy and the creator of the Digital division that has played a major role in adding value to the traditional Finning business model.

Prior to joining Finning, Mr. Cummings held C-suite business development, commercial and Technology leadership positions at privately held Maxum Petroleum in Connecticut, USA – North America's largest fuels and lubricants distribution company, and Univar in Seattle Washington, an $11 billion global industrial chemical distributor – taking both organizations from private ownership to public through LBO to IPO cycles.

Until the end of 2023 Mr. Cummings was a member of the board of directors of Sanctuary. ai – a robotics and artificial intelligence startup headquartered in Vancouver BC and as well as a board member for BCTech, a Vancouver based government partnered not-for-profit organization dedicated to scaling technology startups.

Starting his career in the UK oil and gas industry, Mr. Cummings spent 23 years with ConocoPhillips, holding international leadership roles in operations, engineering, technology, commercial and business development while based in multiple countries and five continents.

Mr. Cummings was educated in the United Kingdom where he earned a BS (Honors) and an MBA in Business Management.

Meeting Attendance			Year	Votes For	%	Votes Withheld	%
			Voting Results				
Overall Attendance:		100%	2023	82,444,003	95.75	3,655,972	4.25
			2022	74,979,226	95.65	3,406,014	4.35
Board:	10 of 10	100%					
Audit and Finance	5 of 5	100%					
CG&N	1 of 1	100%					
Sustainability	1 of 1	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	22,146	1,009,415	Yes	None



Age: 57
Ontario, Canada

Independent

Principal Occupation:
Corporate Director

Became Director:
August 2018

Committee Memberships:
Audit and Finance (Chair)
Human Resources

Joanne S. Ferstman

Ms. Ferstman currently serves as a corporate director. She has over 20 years of progressive experience in the financial industry. Over an 18-year period until her retirement in June 2012, she held several leadership positions with the Dundee group of companies, which operated in wealth management, resources and real estate verticals. She was responsible for financial and regulatory reporting, risk management and involved in mergers and acquisitions and strategic development and held the position of Chief Financial Officer for many years and latterly held the positions of Vice Chair of DundeeWealth Inc. and President and Chief Executive Officer of Dundee Capital Markets Inc. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She is a Chartered Professional Accountant and has a Bachelor of Commerce and Graduate Diploma in Public Accountancy from McGill University. She currently serves as the Chair of DREAM Unlimited Corp. (a real estate company). She also serves as director of Osisko Gold Royalties Ltd. (a mining royalty company) and of Cogeco Communications Inc. (a communications company). Ms. Ferstman was formerly a director of Osisko Development Corporation.

Ms. Ferstman brings a wealth of experience. She was CEO of Dundee Capital Markets Inc., a financial services company focused on investment banking, sales trading and financial advisory. She is a financial expert, being a CPA, having been a CFO of complex public companies for approximately 18 years, and an audit committee member/chair in various industries. Her capital markets experience was gained throughout her executive career at a financial company which operated in the capital markets and performed a variety of capital markets functions for clients. In addition, as a CFO of a public company, Ms. Ferstman dealt with many aspects of capital markets, debt and equity financings, research analysis, and M&A transactions. Ms. Ferstman's international exposure includes having overseen operations in the USA and Europe. She has had the opportunity to deal with many aspects of executive compensation in her career. Her experience on various boards of directors has provided additional exposure to capital markets, international business, human resources, legal, and governance matters.

			Voting Results				
Meeting Attendance			**Year**	**Votes For**	**%**	**Votes Withheld**	**%**
Overall Attendance		100%	2023	81,627,498	94.81	4,472,477	5.19
			2022	75,025,853	95.71	3,359,387	4.29
Board:	10 of 10	100%					
Audit and Finance	5 of 5	100%					
Human Resources	3 of 3	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	**Options**	**DSUs**	**Total $ Value**	**Achievement under Director Ownership Guidelines**	**Other Public Company Directorships**
5,000	—	44,613	2,261,361	Yes	DREAM Unlimited Corp., Osisko Gold Royalties Ltd. and Cogeco Communications Inc.



Age: 47
North Carolina, USA

Non-Independent

Principal Occupation:
Chief Executive Officer ("**CEO**")
of ATS

Became Director:
May 2017

Committee Memberships:
Strategic Opportunities

Andrew P. Hider

Mr. Hider is the Chief Executive Officer of ATS Corporation. He is an experienced executive with a track record of success founded on his ability to drive business growth and operational performance in complex business environments and across multiple industries including transportation, advanced technology, instrumentation and industrial products. Most recently, Mr. Hider served as President and CEO of the Taylor Made Group, LLC, a diversified global leader in the supply of innovative products and systems for marine, transportation, agriculture, and construction markets, a position he held from May 2016 through to February 2017. Prior to that, Mr. Hider served for 10 years at Danaher Corporation, a global science and technology company, initially joining Danaher as General Manager and Director of Dover and most recently serving as President of Veeder Root. Mr. Hider began his career with General Electric, serving in a number of areas over a six-year period including manufacturing, project management, procurement and finance, culminating in his appointment as General Manager of GE Tri-Remanufacturing. Mr. Hider currently serves as a member of the Board of Directors for Tennant Company. Mr. Hider holds a Bachelor of Science in Interdisciplinary Engineering and Management and a Master of Business Administration, both from Clarkson University.

Prior to joining ATS, Mr. Hider gained CEO experience at Taylor Made Group, LLC where he had responsibility for all aspects of the business. Mr. Hider has significant experience touching upon operations, manufacturing, sales and marketing, product management, innovation, international business, service, quality, continuous improvement, and M&A. This experience was gained through participation in an operational leadership program while at General Electric where he cycled through four different leadership roles, and full P&L leadership positions at four different companies while at Danaher Corporation, those group companies being involved in fuel management, application-specific X-ray analyzers, instrumentation, and motion technology. Some specific projects that Mr. Hider led include acquisitions, brand rationalization, sales force execution, quality improvements, continuous improvement, strategy development, and a successful acquisition of a SaaS business that enabled a total smart solution with hardware and cloud-based software solutions.

Meeting Attendance			Voting Results				
			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2023	84,887,003	98.59	1,212,972	1.41
			2022	77,830,008	99.29	555,232	0.71
Board:	10 of 10	100%					
Strategic Opportunities	2 of 2	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	Options	RSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
197,288	494,074	286,858	22,067,375[1]	Yes	Tennant Company

1 Mr. Hider, being the CEO of ATS, is not subject to the Director Ownership Guidelines, but is subject to specific ownership requirements. See "Executive Share Ownership Requirements" on page 39 for details. This number reflects the value of ATS Common Shares and RSUs only and is the number used to determine compliance with the ownership requirements. The RSU number includes both performance-based RSUs (191,239) and time-vested RSUs (95,619) and assumes 100% achievement against the performance metrics. Mr. Hider, being the CEO of ATS, is not eligible for and does not participate in the ATS DSU Plan. Of the $22,067,375 total value stated above, $8,992,387 represents the value of ATS Common Shares and $4,358,314 represents the value of time-vested RSUs, totaling $13,350,701; the remaining $8,716,674 represents the value of performance-based RSUs.



Age: 58
Ulm, Germany

Independent

Principal Occupation:
Non-executive board member

Became Director:
October 2017

Committee Memberships:
Sustainability (Chair)
Audit and Finance

Kirsten Lange

Ms. Lange, a German citizen, has more than 30 years of business experience in top management and in consulting across many of the geographies ATS serves, including Germany and China. Most recently, she was the CEO of Fritsch Holding AG, a mid-sized German machinery company. Before that, she served as a member of the Management Board of Voith Hydro, where she was responsible for growing the Automation and Service divisions as well as for developing new digital business models. Previous to that, Ms. Lange spent 22 years with the Boston Consulting Group (BCG), based in Munich, Germany, where she worked as a Partner and Managing Director with over 100 companies in sectors such as machine and plant construction, chemicals, automotive, energy, packaged consumer goods and many more. During her time with BCG she spent two years in Shanghai, running the local office and developing the Chinese market. Ms. Lange was a member of the Board of Directors and Audit Committee of Heidelberger Druckmaschinen AG from 2015 to 2020, and Chair of the Supervisory Board and member of the Audit Committee of Blue Cap AG from June 2022 to June 2024. Ms. Lange graduated from the University of Munich with a degree in Journalism and earned a Master of Business Administration from INSEAD/France, where she is also teaching in the MBA program as Adjunct Professor.

Ms. Lange brings to ATS a broad skill set including: her experience as a CEO at Fritsch Holding AG, overseeing all aspects of the business; direct experience in operations, manufacturing, sales and marketing, R&D/technology, and digital offerings at Voith Hydro, where she was responsible for the after-market business, automation business, running a sales and marketing organization, product management of turbines, generators and complete power plants, and development of new digital offerings. At BCG, Ms. Lange gained human resources experience, being responsible for career development in Germany and leading the European women's initiative. Having lived and worked in China for two years, and having spent several months in each of the USA, Russia, Brazil, Israel, UK, and Thailand (among others), Ms. Lange brings a unique international perspective. In addition to Ms. Lange's exposure to financial matters throughout her career, financial experience was also gained by way of an MBA specialization in corporate finance, and having been a member of the Audit Committee of Heidelberger Druckmaschinen AG.

Meeting Attendance			**Voting Results**				
			Year	Votes For	%	Votes Withheld	%
Overall Attendance[2]		94%	2023	82,446,026	95.76	3,653,949	4.24
			2022	74,980,492	95.66	3,404,748	4.34
Board:	9 of 10	90%					
Audit and Finance	5 of 5	100%					
CG&N[1]	1 of 1	100%					
Sustainability	1 of 1	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	48,512	2,211,177	Yes	None

1 Ms. Lange served as a member of the CG&N Committee up to August 10, 2023.

2 The Company schedules regularly held board meetings well in advance. However the nature of business requires some meetings to be called on short notice. The meeting(s) not attended were called on short notice.



Age: 60
Connecticut, USA

Independent

Principal Occupation:
Principal of Mason Capital
Management LLC

Became Director:
September 2007

Committee Memberships:
Human Resources (Chair)
Strategic Opportunities

Michael E. Martino

Mr. Martino is a founder and principal of Mason Capital Management LLC. Mr. Martino began his investment career at Oppenheimer & Company where he was responsible for risk arbitrage research; he ended his tenure at Oppenheimer as Executive Director, Risk Arbitrage. He began his business career at GE Capital Corporation where he held positions in information systems and business analysis. He was formerly a director of Spar Aerospace Limited, a publicly traded aerospace company. Mr. Martino graduated from Fairfield University with a degree in Political Science and earned a Master of Business Administration in Finance from New York University's Stern School of Business.

Mr. Martino has gained over 20 years' experience at a CEO level through his involvement in Mason Capital Management LLS. Eight years at General Electric exposed him to the manufacturing industry. Beginning at Oppenheimer & Company, Mr. Martino has worked in the capital markets for the last 27 years. From an international perspective, Mr. Martino has been involved with USA and Canadian investments, including holding board positions, and has overseen global investments throughout his career.

Meeting Attendance			Voting Results				
			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2023	80,380,372	93.36	5,719,603	6.64
			2022	71,911,711	91.74	6,473,529	8.26
Board:	10 of 10	100%					
Human Resources	3 of 3	100%					
Strategic Opportunities	2 of 2	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares[1]	Options	DSUs	Total $ Value[2]	Achievement under Director Ownership Guidelines	Other Public Company Directorships
14,713,715	—	71,839	19,863,263	Yes	None

1 Mr. Martino is an officer of Mason Capital Management LLC, which exercises control or direction as a portfolio manager to certain investment funds and managed accounts that own or exercise control over 14,349,765 ATS Common Shares. Mr. Martino personally holds a further 363,950 ATS Common Shares.

2 This represents the value of Mr. Martino's DSUs and personal holdings of ATS Common Shares.



Age: 70
Quebec, Canada

Independent

Principal Occupation:
Counsel, McCarthy Tétrault LLP

Became Director:
March 2010

Committee Memberships:
CG&N
Human Resources

David L. McAusland

Mr. McAusland, the Chair of the Board of Directors, is a corporate advisor, lawyer and experienced corporate director and senior executive. Mr. McAusland is counsel to the law firm McCarthy Tétrault and was previously Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., where he provided leadership on its worldwide mergers, growth strategies, major transactions and capital investments.

Mr. McAusland currently acts as a director of several private corporations in addition to being the Chair of ATS Corporation. Mr. McAusland received his B.C.L. in 1976 and his LL.B. in 1977, both from McGill University. In 2002, he was awarded the Queen Elizabeth II Jubilee Medal in recognition of service to the community, in 2015 he was conferred the title Advocatus Emeritus (Ad. E.) by the Quebec Bar and in 2020 he received the distinction of Fellow of the Institute of Corporate Directors (F. ICD) by the Institute of Corporate Directors.

With his 40-year career, Mr. McAusland brings to ATS deep experience in the strategic issues facing a wide variety of businesses, both domestically and internationally, based on a broad variety of perspectives including as a senior executive of a large multi-national business, corporate director, lawyer and strategic advisor. Mr. McAusland is highly knowledgeable in all matters of corporate governance; his roles as a corporate director go back over 20 years and include membership on human resource and compensation committees as well as audit committees and roles as board chair. He has designed and led many high value-at-stake strategic initiatives and transactions, both friendly and contested as well as domestic and international, and he has spent much of his career with close involvement in the capital markets and corporate finance issues and initiatives. Mr. McAusland also brings experience as a leader of successful government relations initiatives and the development of strategies based on stakeholder alignment.

Meeting Attendance			Voting Results				
			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2023	79,647,442	92.51	6,452,533	7.49
			2022	66,833,173	85.26	11,552,067	14.74
Board:	10 of 10	100%					
CG&N	1 of 1	100%					
Human Resources	3 of 3	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
10,000	—	208,362	9,952,940	Yes	None



Age: 67
Ontario, Canada

Independent

Principal Occupation:
Corporate Director

Became Director:
August 2023

Committee Memberships:
CG&N (Chair)[2]
Sustainability

Sharon C. Pel

Ms. Pel is an experienced board member, trustee and senior executive. She has more than 40 years' experience as a strategic business advisor, with extensive expertise in governance, securities regulatory and policy matters, and corporate, commercial and securities law. Ms. Pel was SVP, Group Head Legal and Business Affairs at TMX Group from 2003 until 2015, where she was responsible for advising the TMX board and executive management on all aspects of its governance, operations, growth strategies and legal and regulatory affairs. Prior to that, she was a partner at Torys LLP, an international business law firm.

Ms. Pel was appointed to the Board of Trustees of OPTrust in February 2017, served as Chair from 2020 to 2022, as Vice-Chair from 2018-2020 and is a current Board member. Ms. Pel is the past Board Chair of Canadian Feed the Children where she served as a Board member from June 2016 to December 2023. She sat on the board of IPL Plastics Inc. from June 2018 to November 2020, when it was taken private. She has a BA from the University of Toronto and an LLB from the University of Ottawa. She is also an Institute Certified Director (ICD.D) from the Institute of Corporate Directors, holds a Certificate in Pension Law from Osgoode Hall Law School, and has completed the Pension Governance Education Program at the International Centre for Pension Management at the University of Toronto Rotman School of Management.

Ms. Pel brings a broad range of experience to ATS. She has a deep knowledge of corporate governance in Canada and internationally. She has been involved in capital markets throughout her career, advising public and private companies on debt and equity financings, M&A transactions and securities regulatory matters. Ms. Pel has been involved in addressing the strategic issues challenging a wide array of businesses in Canada and abroad. She has participated in many high-stakes strategic initiatives to advance the interests of various businesses and their stakeholders, through to successful conclusions.

Meeting Attendance			Voting Results				
			Year	Votes For	%	Votes Withheld	%
Overall Attendance		100%	2023	86,079,107	99.98	20,868	0.02
			2022	N/A	N/A	N/A	N/A
Board:	7 of 7	100%					
Sustainability	1 of 1	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	3,103	141,435	Yes[1]	None

1 Ms. Pel was elected in August 2023 and has five years from the date of election to achieve the Director Ownership Guidelines.

2 Since August 10, 2023, Ms. Pel has served as the Chair of the CG&N Committee.



Age: 73
Basingstoke, United Kingdom

Independent

Principal Occupation:
Chairman Emeritus of Danaher's European Board and Vice President Corporate Development, Danaher Corporation

Became Director:
August 2018

Committee Memberships:
Strategic Opportunities (Chair)

Philip B. Whitehead

Mr. Whitehead is an experienced business leader. He is currently Chairman Emeritus of Danaher's European Board and Vice President Corporate Development of the Danaher Corporation, a global science and technology company. Since joining Danaher in 1992, Mr. Whitehead has held a number of executive and operational roles beginning with Managing Director of Veeder Root Europe. In his current position, he leads Danaher's mergers and acquisition activity in Europe and supports the corporation's growth initiatives in selected high growth markets. Earlier in his career, Mr. Whitehead worked in senior sales and marketing roles at Procter and Gamble, Hovis Marketing, and Unilever. He also operated his own management consultancy business. Mr. Whitehead has a Diploma in Marketing, Accounting and Finance from Bournemouth College, UK. Mr. Whitehead also served as a director of Mason Industrial Technology, a special purpose acquisition company.

Mr. Whitehead is skilled in overseeing businesses, having held CEO/ managing director roles at several public and private companies in the UK and one in Switzerland. He has operations, manufacturing and lean operations experience through the many roles he has had within Danaher group companies, including Veeder Root, Gems Sensors, and others. Mr. Whitehead's capital markets experience was gained from his involvement in the listing of Micrelec as a UK public company, serving as Chairman of Nobel Biocare whilst it was publicly listed in Switzerland and through the many public to private deals completed as the lead on Danaher's prolific M&A record where he has been Managing Director of Corporate Development in Europe for the last 20 years. Mr. Whitehead sees his main skill set as lying within sales and marketing where he has held many senior responsibilities, including Brand Manager at Procter and Gamble, National Sales Manager at Unilever, and Marketing Director at Micrelec PLC. Internationally, he has had roles covering many geographies, including EU, South Africa, Australia, Middle East, Russia, Turkey, Hong Kong and parts of Asia and South America.

Meeting Attendance				Voting Results			
			Year	Votes For	%	Votes Withheld	%
Overall Attendance[1]		92%	2023	85,965,499	99.84	134,476	0.16
			2022	77,204,089	98.49	1,181,151	1.51
Board:	9 of 10	90%					
Strategic Opportunities	2 of 2	100%					

ATS Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly

ATS Common Shares	Options	DSUs	Total $ Value	Achievement under Director Ownership Guidelines	Other Public Company Directorships
—	—	32,774	1,493,839	Yes	None

1 The Company schedules regularly held board meetings well in advance. However the nature of business requires some meetings to be called on short notice. The meeting(s) not attended were called on short notice.

2. Compensation of Directors

PHILOSOPHY

The Human Resources Committee is responsible for benchmarking and designing the directors' compensation program. The Committee, with the assistance of an independent advisor, Hugessen Consulting, reviews director compensation periodically to affirm the ongoing competitiveness of the program. A summary of Hugessen Consulting's mandate, services, and fees are set out below under the heading *"Human Resources Committee Governance - External Consultants and Advisors"* on page 37.

The overall objective of the Human Resources Committee is to ensure the director compensation program:

* Attracts and retains the services of highly qualified individuals;
* Compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed by Board and committee members; and
* Aligns the interests of the directors with Shareholders.

FEES AND RETAINERS

During fiscal 2024, the compensation program for all non-executive members of the Board other than those members associated with Mason was as follows:

Pay Component	Component	Amount in U.S. Dollars
Director Fees	Annual Cash Retainer	$ 80,000
	Annual Equity Retainer	$ 130,000
Chair of the Board Fees	Annual Cash Retainer	$ 160,000
	Annual Equity Retainer	$ 175,000
Additional Committee Chair Fees	Audit and Finance	$ 20,000
	Human Resources	$ 15,000
	CG&N	$ 15,000
	Strategic Opportunities	$ 15,000
	Sustainability	$ 15,000
Additional Committee Member Fees		$ 5,000
Travel Fee (per in-person meeting for directors travelling from outside North America to attend meetings in North America)		$ 1,500

ATS does not pay per meeting fees to its directors.

In connection with a capital markets advisory services agreement with Mason, Mr. Martino, being associated with Mason, waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board. See "*Interests of Informed Persons in Material Transactions*" on page 56 for details.

Andrew Hider, the CEO of the Corporation, being an executive director of the Board, is not entitled to any fees for serving in such capacity.

EQUITY-BASED COMPENSATION

Equity-based compensation for our Directors is awarded in the form of DSUs. DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan ("**ATS DSU Plan**"), track the value of the ATS Common Shares. DSUs are credited to an individual director's account upon the applicable conversion date following their grant but they do not vest and are not payable until after a director departs from the Board, at which time they are paid out in cash equal to the number of DSUs then held multiplied by the price of the ATS shares at the time a director elects to take payment, is deemed to have elected to take payment, or as otherwise provided for, under the ATS DSU Plan. DSUs are subject to a pro rata claw-back in the event a director ceases to be a director during a period in respect of which the director received a DSU grant.

Under the ATS DSU Plan, eligible non-executive directors can be granted DSUs as a component of compensation and can also elect to receive all or a portion of their annual remuneration in the form of DSUs or cash or any combination thereof.

The compensation program for directors does not include entitlement to stock options. None of the directors, other than Mr. Hider, our CEO, have any entitlement under any stock options. As DSUs granted under the ATS DSU Plan do not vest and are not payable until after a Director departs from the Board, the following table represents the directors' unvested share-based awards.

	Option-based Awards				Share-based Awards		
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date[2]	Value of Unexercised In-The-Money Options[3] ($)	Common Shares or Units of ATS Common Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Dave W. Cummings	—	—	—	—	22,146[5]	1,009,415[6]	—
Joanne S. Ferstman	—	—	—	—	44,613[5]	2,033,461[6]	—
Andrew P. Hider	81,572[4]	57.71	June 2, 2030	—	—	—	—
	104,111[4]	35.78	May 30, 2029	1,020,288	—	—	—
	108,404[4]	30.07	May 31, 2028	1,681,346	—	—	—
	123,887[4]	20.22	August 20, 2027	3,141,774	—	—	—
	76,100[4]	20.89	May 27, 2026	1,878,909	—	—	—
	—	—	—	—	191,239[7]	8,716,674[8]	—
	—	—	—	—	95,619[9]	4,358,314[10]	—
Kirsten Lange	—	—	—	—	48,512[5]	2,211,177[6]	—
Michael E. Martino	—	—	—	—	71,839[5]	3,274,422[6]	—
David L. McAusland	—	—	—	—	208,362[5]	9,497,140[6]	—
Sharon C. Pel	—	—	—	—	3,103[5]	141,435[6]	—
Philip B. Whitehead	—	—	—	—	32,774[5]	1,493,839[6]	—

1 The 1995 Stock Option Plan and 2006 Stock Option Plan (together, the "**Stock Option Plans**") provide that the exercise price of all stock options granted under the Stock Option Plans shall not be less than the market price. Market price refers to the volume weighted average trading price at which the ATS Common Shares traded on the five completed trading days immediately preceding the effective date of the grant.

2 The stock options set out in the table expire on the seventh anniversary of the grant date.

3 The value of unexercised in the money stock options was calculated based on the difference between the market value of the ATS Common Shares as at March 31, 2024 and the exercise price of the stock options.

4 These traditional time-vested stock options granted under the Stock Option Plans become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant.

5 Each DSU is a notional security equivalent in value to one ATS Common Share. A cash payment equal to the market value of the vested DSUs on the applicable payment date is paid upon redemption.

6 The market or payout value of each unvested DSU grant at March 31, 2024 was calculated by multiplying the number of DSUs by the ATS share price at closing of markets on March 31, 2024.

7 These performance-based RSUs are granted under the RSU Plan vest on a specified date, conditional upon successful achievement of certain financial and share price performance metrics.

8 The market or payout value of each unvested performance-based RSU grant at March 31, 2024 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2024. These numbers reflect management's estimate that the performance criteria would be achieved at 100% of the target. As no performance criteria had measurement dates that fell on or before the end of fiscal 2024, the minimum payout value under each grant is $0. However, management believes a value based on 100% achievement of performance criteria provides more useful disclosure. See "Summary of Compensation Program" on page 40 for a description of potential performance-based vesting outcomes.

9 These time-vested RSUs are granted under the RSU Plan vest on a specified date.

10 The market or payout value of each unvested RSU grant at March 31, 2024 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2024.

SUMMARY OF DIRECTOR COMPENSATION

The following table sets out all amounts of compensation provided to the incumbent non- executive directors of the Corporation for the year ended March 31, 2024.

Name	Fees Earned and Paid in Cash[1] ($)	Compensation Granted under ATS DSU Plan[2] ($)	Option-Based Award ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dave W. Cummings	995	301,822	–	–	–	–	302,817
Joanne S. Ferstman	–	318,905	–	–	–	–	318,905
Kirsten Lange	2,004	305,168	–	–	–	–	307,172
Michael E. Martino[3]	–	–	–	–	–	–	–
David L. McAusland (Chair of the Board)	–	470,800	–	–	–	–	470,800
Sharon C. Pel	19,903	179,018	–	–	–	–	198,921
Philip B. Whitehead	–	305,344	–	–	–	–	305,344

1 Fees earned and paid in cash were converted to Canadian dollars using the exchange rate applied at the time of and in connection with DSU grants, being U.S. $1.00 = C. $1.357.

2 Compensation granted under the ATS DSU Plan is valued using the five-day average closing price of ATS Common Shares immediately preceding the date of grant.

3 See "Compensation of Directors," starting on page 23, addressing the waiver of director fees by a director associated with Mason and the payment of advisory services fees to Mason.

SHARE OWNERSHIP GUIDELINES

The Corporation requires its non-executive directors to have a minimum shareholding of ATS Common Shares (and/or DSUs) having an aggregate value of not less than five times the annual Board cash retainer (excluding committee-related retainers), based on the higher of the price at the date of purchase/grant and the current market price. Directors have a period of five years from election to the Board in which to meet the Director Ownership Guidelines. The table below shows each incumbent non-executive director's achievement against this target, based on the ATS Common Share price as of March 31, 2024.

Name	ATS Common Shares[1]	DSUs[2]	Total # of Common Shares and DSUs	Total $ Value of ATS Common Shares and DSUs[3]	Applicable Director Ownership Guideline ($)[4]	Meets Share Ownership Target?
Dave W. Cummings	–	22,146	22,146	1,009,415	542,000	Yes
Joanne S. Ferstman	5,000	44,613	49,613	2,261,361	542,000	Yes
Kirsten Lange	–	48,512	48,512	2,211,177	542,000	Yes
Michael E. Martino	363,950	71,839	435,789	19,863,263	542,000	Yes
David L. McAusland	10,000	208,362	218,362	9,952,940	1,084,000	Yes
Sharon C. Pel[5]	–	3,103	3,103	141,435	542,000	Yes
Philip B. Whitehead	–	32,774	32,774	1,493,839	542,000	Yes

1 The information as to ATS Common Shares beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

2 Each DSU is a notional security equivalent in value to one ATS Common Share. Such DSUs will be paid out in cash following retirement of the director in accordance with the ATS DSU Plan.

3 Total dollar value is based on the market price of the ATS Common Shares as of March 31, 2024.

4 An exchange rate of U.S. $1.00 = C. $1.355 was used to convert U.S. dollar Director Ownership Guidelines to Canadian dollars.

5 Sharon Pel joined the board in 2023, and has five years to meet the share target requirement.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE FISCAL YEAR

The following table sets out the value of all ATS DSU Plan awards vested or earned by the incumbent directors of the Corporation during the year ended March 31, 2024. Mr. Hider does not participate in the ATS DSU Plan, it being available only to non-executive directors.

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year[1] ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Dave W. Cummings	–	301,822	–
Joanne S. Ferstman	–	318,905	–
Kirsten Lange	–	305,168	–
Michael E. Martino[2]	–	—	–
David L. McAusland	–	470,800	–
Sharon C. Pel	–	179,018	–
Philip B. Whitehead	–	305,344	–

1   These amounts refer to compensation earned during the fiscal year and received by way of DSUs. Compensation granted under the ATS DSU Plan is valued using the five-day average closing price of ATS Common Shares immediately preceding the date of grant. Such DSUs will be paid out in cash following retirement of the director in accordance with the ATS DSU Plan.

2   See "Compensation of Directors," starting at page 23, addressing the waiver of director fees by Michael E. Martino who is associated with Mason and the payment of advisory services fees to Mason.

3. Directors and Officers' Liability Insurance

The Corporation has purchased insurance for the benefit of the Corporation's and its subsidiaries' directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the *Business Corporations Act (Ontario)* ("**OBCA**"). During fiscal 2024, the policy provided coverage to directors and officers in the aggregate of U.S. $145 million. Premiums in the amount of U.S. $2,769,100 were paid by the Corporation. In fiscal 2024, the maximum deductible under the policy was U.S. $5 million in respect of any loss by the Corporation.

The by-laws of the Corporation provide for the indemnification of directors and officers from and against any liability and costs in connection with any action or suit against them in respect of the execution of their duties of office, subject to the limitations contained in the OBCA, and the Corporation has entered into indemnification agreements with each of its directors.

V. Statement of Corporate Governance Practices

Corporate governance encompasses the implementation and maintenance of appropriate structures, processes and controls for the direction and control of the Corporation, providing a framework under which it can pursue its business objectives, while taking into account the interests of its stakeholders. Proper corporate governance demands that we conduct ourselves in an ethical manner and in compliance with laws and regulations. Appropriate corporate governance is a focus of ATS and its Board. Below is a description of the Corporation's approach to corporate governance.

Board of Directors

MANDATE

The Board is responsible for providing independent oversight of the management of the business and affairs of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair, and officers of the Corporation, as more particularly described in the mandate adopted by the Board (the "**Board Mandate**").

As set out in the Board Mandate updated as of May 15, 2024, the Board has established five committees to assist the Board with its responsibilities: the Audit and Finance Committee; the CG&N Committee; the Human Resources Committee; the Strategic Opportunities Committee, and the Sustainability Committee.

Each of the five committees has a charter defining its responsibilities.

The Board Mandate is attached as Schedule "A" to this Circular. The following is a summary of the key responsibilities of the Board:

• oversee the management of the business and affairs of ATS;

• provide direction to senior management to pursue the best interests of the Corporation;

- oversee the strategic plan for ATS;
- oversee the risk management program;
- with input from the Sustainability Committee, oversee the Corporation's approach to environmental, social and governance ("**ESG**") matters, including as it pertains to ESG specific opportunities, risks, and strategies;
- with input from the Audit and Finance Committee, review and approve consolidated financial statements and oversee financial controls;
- review and approve material transactions;
- with input from the Human Resources Committee, oversee human resources management and executive compensation, and review and approve equity grants; and
- with input from the CG&N Committee, oversee corporate governance activities, director nominations, and Board, committee and director evaluations.

INDEPENDENCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices provides that a director is "independent" if he or she has no direct or indirect material relationship with the Corporation. A material relationship is in turn defined as a relationship that could, in the view of the Board, be reasonably expected to interfere with such member's independent judgment. In addition, the Board is required to affirmatively determine the independence of any director within the meaning of similar applicable rules promulgated by the New York Stock Exchange ("**NYSE**") and the SEC.

In determining whether a particular director is independent or non-independent, the Board considers the factual circumstances of each director in the context of these definitions.

The following table describes the independence status of each member of the Board and, where applicable, the reasons for the Board's determination that a particular director is not independent.

Name	Not Independent	Independent	Reason for Not Independent
Dave W. Cummings		X	–
Joanne S. Ferstman		X	–
Andrew P. Hider	X		CEO of ATS
Kirsten Lange		X	–
Michael E. Martino		X	–
David L. McAusland		X	–
Sharon C. Pel		X	–
Philip B. Whitehead		X	–

As of April 1, 2014, the Corporation entered into a letter agreement with Mason pursuant to which, based on its expertise, Mason agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500,000. This arrangement is reviewed from time to time by the Board, with the exception of any Board member(s) affiliated with Mason. As an important element of this letter agreement, Mason agreed to cause Mr. Martino, the member of the Board who is associated with Mason, to waive, and such director has waived, any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board. Given that the services to be provided by Mason are aligned with creating shareholder value for all shareholders and that, as of the date of this Circular, (i) Mason is a significant shareholder, exercising direction or control over 14.7% of outstanding ATS Common Shares, and (ii) the annual fee payable to Mason constitutes less than 0.11% of the value of such ATS Common Shares held by Mason, the Board has determined that the advisory relationship cannot be reasonably expected to interfere with such member's independent judgment and that Mr. Martino is therefore independent.

At the end of each regularly scheduled meeting of the Board (typically in-person meetings) and at the request of a Board member at any other Board or committee meeting, the independent members of the Board meet without management present. During the year ended March 31, 2024, four such regularly scheduled meetings were held at which independent directors met in camera.

Currently, the directors listed below serve as directors or trustees on the boards of the public companies listed opposite such directors' names. No Board members sit on the same public company board.

Director/Trustee	Public Company
Joanne S. Ferstman	DREAM Unlimited Corp., Osisko Gold Royalties Ltd., and Cogeco Communications Inc.
Andrew P. Hider	Tennant Company

The Board Mandate requires that the Chair of the Board be an independent Board member. The Chair of the Board, David McAusland, is an independent director. The Chair is responsible for, among other things, facilitating the operations and deliberations of the Board and the satisfaction of the Board's functions and responsibilities.

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct (the "**Code**") for the Corporation's directors, officers and employees that sets out the Board's expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board has established anonymous reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code on a confidential basis free from discrimination, retaliation, or harassment. Employees who violate the Code may face disciplinary action, including dismissal.

The Code makes it the responsibility of every director, officer, and employee of the Corporation to understand the Code. Any such person who becomes aware of a violation of the Code by anyone working for the Corporation must report such knowledge as provided for in the Code, including the option of reporting through the anonymous employee hotline service. On a quarterly basis, the Audit and Finance Committee is provided with a report outlining issues raised through the employee hotline. The Code is accessible on our website at www.atsautomation.com and through SEDAR+ at www.sedarplus.com.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board and the chairs of each committee of the Board. The Board has also developed a written position description for the CEO.

DIRECTOR TENURE

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members. The CG&N Committee considers and assesses Board and committee composition on a regular basis with the objective of ensuring the Board and its committees are composed of persons having the diversity, knowledge, experience, skills, and expertise necessary for effective governance of the Corporation.

STRATEGIC PLANNING

The Board reviews and provides input in relation to the Corporation's strategic plan. This is achieved in part through an annual strategic planning session. The Board is provided with materials in advance and the meetings are designed to encourage extensive dialogue on various aspects of the Corporation's strategy and available alternatives. The Board, together with management, would typically re-evaluate the current strategic objectives in light of ATS' progress against that strategy, take into consideration the current external environment, and then consider and set the strategy going forward.

RISK MANAGEMENT

The Board is responsible for overseeing the identification of material risks associated with the Corporation's business and operations and the implementation by management of systems to manage those risks. A more detailed listing of risks associated with our business can be found in our Annual Information Form, available on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

The Audit and Finance Committee is responsible for monitoring the management of the Corporation's principal risks impacting financial reporting. This mandate is fulfilled, in part, through regular testing by ATS' internal audit function of internal controls and compliance with internal policies.

The Human Resources Committee is tasked with overseeing the development of compensation policies and practices that do not encourage excessive risk-taking. See "*Compensation Principles and Risk Mitigation*" on page 38 of this Circular for details.

Audit and Finance Committee

The Audit and Finance Committee currently comprises three directors of the Corporation: Joanne Ferstman (Chair), Dave Cummings, and Kirsten Lange, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed and all of whom are financially literate for the purposes of *National Instrument 52-110 – Audit Committees*.

Summary of key responsibilities of the Audit and Finance Committee and for the purposes of applicable requirements of the SEC and the NYSE:

- monitor the integrity of the Corporation's consolidated financial statements;
- oversee the accounting and financial reporting practices of the Corporation;
- oversee the audits of the Corporation's consolidated financial statements;
- approve non-audit services to be performed by the external auditor;

- review employee hotline reports;
- oversee the development of financial strategies, including capital structure;
- monitor the management of the principal risks identified by management that could materially impact financial reporting; and
- monitor the Corporation's compliance with the binding requirements of any stock exchanges on which the Corporation's securities are listed, the rules of applicable Canadian securities regulators, rules promulgated by the SEC, and all other applicable laws.

The responsibilities and operation of the Audit and Finance Committee are more fully set out in the Audit and Finance Committee charter, the text of which is included as Appendix A to the Corporation's Annual Information Form, a copy of which is available on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov. Information regarding the policies and procedures for engagement of the Corporation's external auditors for any non- audit-related services may be found in the Annual Information Form under the heading "Audit Committee Information."

Corporate Governance and Nominating Committee

The CG&N Committee currently comprises Sharon Pel (Chair), David McAusland, and Dave Cummings, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. The responsibilities, powers, and operation of the CG&N Committee are set out in the CG&N Committee charter and highlighted below. The CG&N Committee is empowered to retain and compensate external advisors.

Summary of key responsibilities of the CG&N Committee:

- manage a process for the nomination or appointment of candidates to the Board;
- develop recommendations for appointment of directors to Board committees;
- review governance activities and policies;
- review related party transactions;
- oversee director orientation and continuing education; and
- oversee annual assessment of the Board, Board committees and individual directors.

NOMINATION OF DIRECTORS

The CG&N Committee coordinates and manages the process of recruiting, interviewing, and recommending candidates for appointment or nomination to the Board. In doing so, the CG&N Committee takes numerous considerations into account, including: a review of the background, experience, and skills of each director; specific observations regarding the composition of the Board, such as Board diversity and the ratio of independent to non-independent directors; a review of the Corporation's strategic and business objectives, and the implications of such objectives on the composition of the Board; the establishment of specific Board composition targets in light of the Corporation's strategic and business objectives; and the establishment of criteria for new directors in light of such targets. The CG&N Committee reviews candidates for appointment to the Board from time to time and, if between annual meetings of shareholders a candidate is identified who would be a beneficial addition to the Board, the by-laws of the Corporation permit the Board to appoint an additional director if, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The committee also considers and recommends for Board approval the appointment of directors to Board committees and as the chair of such committees.

BOARD DIVERSITY

The CG&N Committee considers diversity as one of the important criteria relative to the composition of the Board. To this end, the Board has adopted a Diversity Policy. The policy recognizes the importance of diversity and that it will result in enhanced decision making and increased shareholder value. Further, the Board recognizes its obligation to promote diversity and inclusion as part of the corporate culture – it is a social and workforce imperative. Under the policy, the CG&N Committee will periodically review the composition of the Board as a whole and recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills, and expertise required for the Board as a whole. When conducting searches for new directors, those involved are to be mandated to include a diverse set of candidates. The Committee's considerations will include achieving an appropriate level of diversity of the Board. In this Policy, diversity refers to all the characteristics that make individuals unique, and diversity includes, but is not limited to traits such as, skills, business and industry experience, education, geographic background, gender, age, ability and disability, sexual orientation, ethnicity and cultural background, and race.

In reviewing the composition of the Board, the Committee considers the level of diversity of the Board, including the representation of women, Aboriginal peoples, persons with disabilities and members of visible minorities. Where candidates are relatively equivalent in their levels of required skills and experience, the Board is committed to advancing candidates with diversity characteristics by giving extra weight to such candidates in order to enhance diversity and add a broader perspective to the Board. If a candidate with a diverse background is considered but not ultimately selected, the Board must satisfy itself that there are objective reasons to support the determination. While the policy does not provide for targets relating to the identification and nomination of women directors or candidates with other specific diversity characteristics, the CG&N Committee and Board do take into consideration a nominee's potential to contribute to diversity within the Board. Diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria. For greater detail of the emphasis the Corporation places on diversity, shareholders are encouraged to review the complete ATS Board Diversity Policy, found on the Corporation's website at ATS Board Diversity Policy.

Given the Corporation's desire to promote diversity, the Board committed to the goal of at least 30% women on the Board at or prior to its 2023 annual meeting. Ms. Sharon Pel was approved by the holders of ATS Common Shares as a new director of the Board at the 2023 annual meeting, thereby increasing the percentage of women on the Board to 37.5% and achieving the goal set by the Board.

The Company recognizes that board diversity takes many forms, and different backgrounds, skills, and experiences contribute valuable perspective to board discussions. To this end, ATS has managed board refreshment to ensure a diversity of tenures, which currently range from one year to 17 years, with an average tenure of 8 years. The Corporation also recognizes the importance of geographic diversification, with ATS directors representing four different countries in markets in which the Corporation operates.

ORIENTATION AND CONTINUING EDUCATION

Responsibility for orientation and training programs for new directors is assigned to the CG&N Committee, in conjunction with the Chair of the Board. Each new member of the Board is given a package outlining their duties, responsibilities and remuneration, and an orientation package including material that will assist with their familiarization with the Corporation. The orientation package includes, among other things, access to the Board online resource center with contents that include a governance manual with various board, committee, and company charters, mandates and policies, rules for purchasing and selling ATS Common Shares, rules regarding insider information, minutes from previous Board meetings, and recent analysts' reports. In addition, new directors are given the opportunity to meet with executive and operational management and tour one or more facilities.

The CG&N Committee is also responsible for standards of performance of the Board, its committees, and individual directors. To facilitate the continuing education of directors, from time to time, management and the Corporation's external advisors will update directors with respect to topics of interest. This is achieved through: (i) providing articles of interest to the Board; including updates on topics of interest in cover memos to the Board and/or committees in advance of meetings; and (ii) presenting and/or discussing topics of interest at Board and/or committee meetings. Directors also periodically visit and are visited by managers of certain of the Corporation's operational units and functional areas to develop and maintain the directors' understanding of the Corporation's business.

For example, during fiscal 2024: (i) there were ten Board meetings where there were between one and six management team members attending in addition to the CEO and Chief Financial Officer ("**CFO**"), and who provided reports, tours, or updates to the Board and informed/ educated the Board on various topics including health and safety, ESG matters, acquisition activities, strategy, supply chain due diligence, enterprise risk management, HSE, succession planning, and investor relations; (ii) memos prepared by management and external advisors highlighting current governance topics, including racial and ethnic board diversity, annual general meetings, cybersecurity, proxy advisory voting guidelines, shareholder activism and shareholder proposals, climate-related disclosures, modern slavery legislation, and corporate governance developments in the United States; (iii) external advisors presented to the board on the topics of IFRS sustainability developments, global tax reform, audit committee best practices, crisis management, and ESG from an investor perspective; and (iv) articles/reports were provided to the Board, including ones addressing SEC cybersecurity disclosure requirements, climate-related disclosures; modern slavery law, Canadian Competition Act updates, global antitrust updates; relevant market and industry outlook reports, artificial intelligence, M&A strategy, and annual general meetings formats.

ASSESSMENTS

The CG&N Committee is responsible for conducting, at least annually, an assessment of the performance of the Board, the individual directors, each committee of the Board, the chair of each committee and the Chair of the Board. For the year ended March 31, 2024, the Board assessment was carried out by way of a survey that was made available to Board members and through individual interviews with the Chair of the Board. The survey addressed the Board, committees, committee chairs and Chair of the Board and asked questions related to, among others, structure, oversight, and relationships. It also solicited input on the effectiveness of the Board as compared to other boards and suggestions for improvements to Board and committee functioning, process, mandate, and performance. The survey included an individual director self-assessment section and solicited feedback on the director's knowledge and qualifications, as well as effectiveness as a director. The results from the survey were reviewed by the CG&N Committee with the objective of identifying actions to be taken. The CG&N Committee reported on its findings at a subsequent meeting of the Board where an open discussion was had, with the goal of considering areas for improvement.

The CG&N Committee is mandated to conduct an annual review of the Corporation's principal policies and mandates and its corporate governance activities, including a review of best practices. For example, ATS undertook a thorough review of its Majority Voting Policy, Hedging Policy, Shareholder Engagement Policy, Board Diversity Policy, and Board Mandate in connection with the post-fiscal 2024 year-end CG&N Committee meeting, and changes were approved by the CG&N Committee and the Board.

RELATED PARTY TRANSACTIONS

The CG&N Committee is responsible for reviewing and approving any transaction involving the Corporation and any "related party" as such term is defined in *Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions* to, among other things, ensure that the terms and conditions of such transactions are at fair market value or at least as favourable as prevailing market terms and conditions, or fair value if fair market value references do not exist.

Human Resources Committee

The Human Resources Committee currently comprises Michael Martino (Chair), Joanne Ferstman, and David McAusland, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. The responsibilities, powers and operation of the Human Resources Committee are set out in the Human Resources Committee charter and highlighted below. The Human Resources Committee is empowered to retain and compensate external advisors.

Summary of key responsibilities of the Human Resources Committee:

- oversee the recruitment of senior executives;
- oversee the setting of goals and objectives, evaluation of performance and compensation of the CEO;
- oversee compensation of other senior executives;
- review and recommend to the Board for approval annual salary increases, bonuses and long- term incentive grants for the CEO and senior executives;
- oversee succession planning for the CEO and senior executives;
- oversee compensation principles, policies and plans; and
- monitor performance related to health and safety.

Further information regarding the activities and recommendations of the Human Resources Committee is provided under the heading "*Corporation Executives and Executive Compensation*" in this Circular.

Strategic Opportunities Committee

The Strategic Opportunities Committee currently comprises Philip Whitehead (Chair), Michael Martino, and Andrew Hider, two of the three being independent. The responsibilities, powers, and operation of the Strategic Opportunities Committee are set out in the Strategic Opportunities Committee charter and highlighted below. The Strategic Opportunities Committee is empowered to retain and compensate external advisors.

Summary of key responsibilities of the Strategic Opportunities Committee:

- review and provide advice to the Board with respect to potential strategic opportunities that involve acquisitions;
- work closely with and in support of management when carrying out its mandate; and
- carry out such other duties and responsibilities as may be assigned to it by the Board from time to time in connection with opportunities and proposals relating to material growth or strategic mergers, acquisitions, or divestitures.

Sustainability Committee

At the recommendation of the CG&N Committee, the Board established the Sustainability Committee in 2023.

The Sustainability Committee currently comprises Kirsten Lange (Chair), Dave Cummings, and Sharon Pel, all of whom are independent within the meaning of applicable Canadian and U.S. securities laws, including the rules of the stock exchanges upon which the Corporation's securities are listed. The responsibilities, powers, and operation of the Sustainability Committee are set out in the Sustainability Committee charter and highlighted below. The Sustainability Committee is empowered to retain and compensate external advisors.

Summary of the key responsibilities of the Sustainability Committee:

- review the Corporation's governance and organizational structure as it pertains to environmental, social, and health and safety matters;
- oversee and periodically review management's development of policies and compliance with legal and regulatory requirements and industry standards in the areas of environmental, social, and health and safety;
- provide guidance and monitor management's strategy, action plans, risk management, duties, and responsibilities relating to health and safety, and environmental and social responsibility;
- oversee the Corporation's performance in relation to health, safety, environmental, and social responsibility matters; and
- oversee the Corporation's external reporting with respect to health, safety, environmental, and social responsibility matters.

The Sustainability Committee members each have unique experience, perspectives, and knowledge that support the responsibilities and activities undertaken by the Committee, including the relevant expertise possessed by Dave Cummings on climate-related matters due to his broad experience in the oil and gas, mining, and construction industries where he had extensive exposure and responsibility for issues related to environmental performance, energy transition, carbon neutrality, and other sustainability matters.

OUR APPROACH TO SUSTAINABILITY

ATS has committed to a long-term Sustainability strategy, which includes all of our operations worldwide. ESG has been fully embedded as a Board priority with clear lines of accountability for developing ESG policy and tracking our performance with the adoption and advancement of specific targets in our 4th annual Sustainability Report in 2023. This oversight includes the review of ATS' key sustainability disclosures and our annual Sustainability Report. Additionally, through periodic updates, the Sustainability Committee and the Board are provided with reports from management on the progress of ESG strategies, risks, and opportunities.

Our ESG strategy was updated in 2022 through a materiality assessment that reviewed and tested the sustainability themes that matter most to both our internal and external stakeholders. This materiality assessment process yielded nine primary areas of focus for our sustainability reporting within the overarching categories of Environment, Social, and Governance. We are undergoing a new materiality assessment in 2024 to further inform these sustainability themes and to revise them as necessary. As it relates to the Environment, we continue to focus on climate change and the impact of our operations in areas such as carbon emissions and energy consumption, as well as defining targets for diverting non-hazardous waste, all to advance our environmental stewardship, and to continue to reduce our impact on the environment. Under the category of Social, our people strategy incorporates several elements key to the continued development of our most important resource: people. Measures around the safety, wellness, uniqueness and belonging of our employees will allow us to intentionally develop and enhance new strategies to develop our workforce, reduce risk of injury, and foster an environment that is inclusive and safe. We also continue our focus on social responsibility through active engagement and investment in our local communities, as well as strengthening responsible partnerships with our suppliers to foster human rights, ethics, and sustainable procurement across our supply chain – all enabling us to positively impact the communities where we live and work. Our approach to Governance reinforces our commitment to financial stability through sustainable profitability, efficiency, and innovation. Our good governance practices, reinforced through the Board's CG&N Committee, are intended to build trust with our stakeholders, ensuring proper oversight and accountability. Combined, these elements make a significant contribution to enabling ATS to meet the needs and expectations of our employees, our customers, our communities, and our shareholders.

ATS is committed to releasing an annual sustainability report and to continuously increasing the transparency and accountability of our ESG disclosures.

Under the theme of Building Tomorrow Today, the annual 2023 Sustainability Report provided updates on several key topics, including:

- **Progress on previously disclosed sustainability goals** and the Corporation's continued alignment with the United Nations Sustainable Development Goals
- **Enhanced disclosure on governance**, strategy, risk management, and climate-related risks and mitigation strategies in alignment with Task Force on Climate-Related Disclosures (TCFD) framework recommendations
- **ATS' strategic integration of sustainable operations** and processes the Corporation has embraced to minimize the impact of their own, and their customers' operations

For additional information regarding ATS' 2023 sustainability strategy, see the ATS Sustainability Report, available on our website at www. atsautomation.com. We will continue to share our progress in our annual 2024 Sustainability Report, which you will also be able to find on our website later this year.

DIVERSITY

Consistent with the Corporation's approach to diversity at the Board level, the Corporation's hiring practices include consideration of diversity across a number of areas, including gender. Currently, one out of 14 (i.e., 7%) of the executive officer positions of the Corporation and its major subsidiaries are held by women. The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. However, in its hiring practices, the Corporation considers the number of women in executive officer positions and the desirability of achieving an appropriate level of representation. At the next level, corporate "Vice Presidents" and corporate "Directors," the Corporation has 45 positions, with 12 of them (i.e., 27%) held by women. As part of our 2030 sustainability targets, the Corporation is targeting to achieve 30% of women in leadership, with leadership encompassing a broader cross section of the ATS Group companies.

In our ongoing efforts to support diversity and inclusion at ATS, we have introduced a framework for Business Resource Groups to provide our employees with the opportunity to connect with colleagues who share similar interests and backgrounds. Our first Business Resource Group was launched in Canada as the ATS Professional Women's Network ("**PWN**"), seeking to elevate and empower female employees at ATS.

The PWN focuses internally on engaging, mentoring, and developing our female talent and future leaders, and externally on community outreach and sponsorship to enable our recruitment and advancement of qualified female candidates.

The PWN Mentorship Program, aimed at supporting the professional development of ATS employees, continues to drive significant impact since its inception in 2021. The program is open to everyone, regardless of gender, which fosters the sharing of perspectives between and among program participants. In fiscal 2024, the PWN also continued to collaborate with various educational institutions and regional conferences to connect with and inspire young women interested in the STEM fields.

VI. Corporation Executives and Executive Compensation

Letter to Shareholders

Dear Fellow Shareholders,

The Human Resources Committee is pleased to provide an overview of ATS' performance in fiscal 2024 and a summary of our approach to assessing and determining the compensation of our executives.

Fiscal 2024 continued to build on the momentum created in the most recent years. The Board and management team continued to deliver on the long-term strategy of growing through opportunistic acquisitions and leveraging the Corporation's extensive knowledge base to fuel organic growth. Specific actions taken this past year include:

- Expanded ATS access to capital markets with the listing of ATS Common Shares on the NYSE;
- Continued to manage the Company's leverage in the context of significant M&A, including the announcement of four new acquisitions in fiscal 2024; and
- Continued to invest in innovation, increasing ATS' patent portfolio by ~10%.

FISCAL 2024 CORPORATE PERFORMANCE

Fiscal 2024 has seen a continued advancement of ATS' value creation strategy, driving profitable growth supported by the highest revenues and earnings in the Company's history. ATS has demonstrated its continued excellence in deploying our strategy in chosen markets, along with our team's commitment to the ABM as we drive continuous improvement throughout our global operations:

- Fiscal 2024 revenues increased 17.7% year-over-year;
- Fiscal 2024 net income has increased 52.1% compared to fiscal 2023;
- Fiscal 2024 adjusted earnings from operations[1] increased 15.8% year-over-year;
- Fiscal 2024 Order Bookings[1] of $2,891 million and healthy Order Backlog[1] provided good revenue visibility;
- Fiscal 2024 adjusted EBITDA[1] has increased 17.3% year-over-year; and
- Fiscal 2024 basic earnings per share has increased by 42.4% year-over-year, while adjusted basic earnings per share[1] has increased by 10.1% year-over-year.

1   Non-IFRS measure: see "Non-IFRS and Other Financial Measures" in the Corporation's fiscal 2024 Management's Discussion and Analysis dated May 16, 2024, which is incorporated by reference herein and is available on the Corporation's profiles on SEDAR+ at www.sedarplus.com and on the SEC EDGAR website at www.sec.gov.

TRANSFORMATIONAL ACQUISITIONS

ATS continues to pursue accretive, transformational acquisitions as well as smaller strategic acquisitions that solidify ATS as a leader in the automation industry. During fiscal 2024, ATS announced four additions to our business: Odyssey Validation Consultants Limited ("**Odyssey**"), Yazzoom BC ("**Yazzoom**"), Avidity Science, LLC ("**Avidity**"), and IT.ACA Engineering S.r.l ("**IT.ACA**").

- Odyssey provides digitized solutions in the Life Sciences industry.
- Yazzoom provides Artificial Intelligence and Machine Learning-based tools for industrial production.
- Avidity designs and manufactures automated water purification solutions for biomedical and life science applications.
- IT.ACA provides systems integrations and strengthens ATS' capabilities in digitalization and smart automation.

FISCAL 2024 COMPENSATION DECISIONS AND OUTCOMES

ATS' key objective is to be an industry-leading automation solutions provider across the globe, while maintaining strong stewardship of financial position. The Human Resources Committee and Board continues to ensure ATS has the ability to attract and retain the key talent required for management to execute on its ambitious strategic plan.

- **Base salaries** – The Committee and management conducted a fulsome review of peer organization pay levels that resulted in adjustments to base salaries of the CEO and the senior leaders to ensure the ongoing competitiveness of ATS' pay programs.
- **Management Incentive Bonus ("MIB")** – the corporate MIB outcome is assessed based on performance of adjusted earnings and cash generation, weighted 80% and 20%, respectively. As a result of management's actions in the year, a formulaic score of 108% was achieved relative to a maximum possible achievement of 200%.
- **Long-Term Incentives** – the Board awarded LTIP (comprised of 50% PSUs, 25% stock options and 25% RSUs) at target levels to the executives in fiscal 2024. Additionally, the Board, in collaboration with management, determined it appropriate to incorporate a relative Total Shareholder Return ("**rTSR**") metric into the PSUs, replacing the previous absolute share price target metric.

LOOKING FORWARD TO FISCAL 2025

Along with overseeing executive compensation, the Committee has oversight of the Corporation's strategy for the development of human capital, including programs and policies aimed to enhance our efforts in recruitment, retention, succession planning, talent management, leadership development and other essential elements of the employee life cycle. We are proud of the efforts of management and our entire workforce in delivering value to our customers and shareholders. The Human Resources Committee and Board will continue to work on our approach to compensation to ensure the ongoing alignment with our long-term strategy, corporate culture and all stakeholders.

PAY FOR PERFORMANCE

Executive compensation includes cash and equity-based compensation with terms varying from one year for the management incentive bonus, and three to four years for long-term incentives. The Human Resources Committee reviews and ensures that annual performance targets are aligned with market guidance and that incentive awards reflect a balanced perspective of ATS' performance.

The Human Resources Committee and Board demonstrated our commitment to pay for performance this year by effectively applying ATS' compensation philosophy and ensuring pay outcomes are aligned with the value created for our shareholders, which resulted in below target annual incentive payouts for management. Additionally, the significant weighting of performance-based, long-term incentives encourages high-levels of shareholder alignment. The CEO received approximately 88% of total direct compensation in at-risk compensation and other NEO's an average of 66%. The Board believes that ATS' incentive structure motivates executives to deliver strong corporate and individual performance and aligns management with the objectives of shareholders.

Sincerely,

Michael Martino

1. Executive Compensation Overview

Named Executive Officers

For fiscal 2024, our Named Executive Officers, referred to as **NEOs**, were:

Name	Title
Andrew Hider	Chief Executive Officer
Ryan McLeod	Chief Financial Officer
Prakash Mahesh	Group Executive, Life Sciences
Udo Panenka[1]	President, Industrial Automation
Jeremy Patten	President, Products & Food Technology

1   Mr. Panenka left ATS as of April 1, 2024.

Compensation Philosophy

Our growth aspirations, together with the highly technical nature of our business and its attendant complexities, demand a highly skilled workforce and a dynamic senior management team with a broad skill set. It is in this context that ATS seeks to attract and inspire exceptional executive talent. The objectives of the ATS executive compensation program are as follows:

1. Compensation is to be used as a tool to attract, retain, and motivate quality executives.
2. The compensation program should align the interests of executives with those of the Corporation's shareholders through application of pay for performance and the rewarding of actions that are in the best interest of the whole.
3. The compensation program should encourage appropriate risk-taking, with a focus on long-term outcomes.

Accordingly, our compensation program is structured based on the following elements:

- A significant portion of total compensation is "at-risk" and linked to corporate and individual performance in the context of our strategic plan;
- Our incentive program fosters direct alignment between executives and shareholders; and
- We generally target our executives' overall compensation at the median of market.

Annual Compensation Process


Establish target compensation
Set target pay mix and at-risk pay
Establish performance objectives
Link and performance and "stress-test"
Determine performance-based rewards
Back-test compensation

Compensation Peer Group

The compensation peer group outlined below (the "**2024 Comparator Group**") was approved by the Committee in April 2023 for the purpose of determining how our CEO was compensated in relation to relevant markets. The 2024 Comparator Group was identified based on the following factors:

Criteria	Description
Industry	Companies categorized in the following S&P Global Industry Classification Standard sectors: industrial machinery, auto parts and equipment, electronic equipment and instruments, and semiconductor equipment
Size	Market capitalization, enterprise value, revenue, EBITDA, and net income generally in the range of one half to two times that of the Corporation
Scope of Business	Global Operations

2024 Comparator Group	
Barnes Group Inc.	Novanta Inc.
Belden Inc.	PTC Inc.
Enovis Corporation	SPX Technologies, Inc.
Evoqua Water Technologies Corp.	Stericycle, Inc.
Flowserve Corporation	Watts Water Technologies, Inc.
Fortive Corporation	Woodward, Inc.
John Bean Technologies	Zurn Elkay Water Solutions Corporation
MKS Instruments, Inc.	

The table below provides revenue and market capitalization data for the 2024 Comparator Group, as well as ATS' percentile ranking among the comparator group.

2024 Comparator Group Data[1]	Revenue ($ millions)[2]	Market Capitalization ($millions)[3]
25th percentile	$ 2,353	$ 4,895
50th percentile	$ 2,919	$ 7,847
75th percentile	$ 3,954	$ 10,831
ATS percentile rank[4]	57%	14%

1 Conversation to Canadian dollars: U.S. $1.00 = C $1.354.
2 Most recently reported annual revenue as of March 31, 2024.
3 Market capitalization as of March 31, 2024.
4 Based on ATS fiscal 2024 revenues and market capitalization as at March 31, 2024.

The 2024 Comparator Group was also used as a reference point for the high level design of our compensation program for the balance of our senior executives. In addition, for the CFO and other senior management, the Corporation utilized the services of an external consultant and conducted targeted benchmarking based on specific geographies where executives reside and relevant industry data.

Human Resources Committee Governance

COMMITTEE MEMBERSHIP AND EXPERIENCE
The HRC is made up exclusively of independent directors and includes Michael Martino (Chair), Joanne Ferstman and David McAusland.

Name	Experience
Michael Martino (Chair)	Mr. Martino was previously on the board of Spar Aerospace and served on its compensation committee. Mr. Martino has an MBA from New York University and has been a financial analyst following company proxy disclosures since 1994.
Joanne Ferstman	Ms. Ferstman was responsible for many aspects of executive compensation during her career, including as CFO of a public company, and she has been a member of or chaired many public company HR committees with complex issues.
David McAusland	Mr. McAusland has extensive experience as a corporate director. He has served as a member of and chair of various public company human resources and compensation committees. Mr. McAusland has also been a legal and strategic advisor to public companies and their shareholders in matters of governance, corporate finance and major transactions.

COMMITTEE MANDATE
The HRC has primary responsibility for executive compensation, including setting compensation levels, ensuring plan design aligns with corporate objectives and shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts.

Our annual compensation review process involves management, the HRC, and external advisors, as needed, with ultimate decision making resting with the Board. Our annual compensation review process follows these key steps:

Step	Description
1 Establish	Establish performance metrics and objectives: Prior to the start of the fiscal year, management will recommend to the HRC for review and recommendation to the Board: • Short-term incentive plan (i.e., bonus) structure and financial targets for the fiscal year • CEO objectives for the year • PSU scorecard metrics for the applicable 3-year performance period
2 Review	Review market competitiveness of compensation program and governance practices: As required during the fiscal year and with the support of management and independent advisors, the HRC: • Develops and recommends for Board approval an executive compensation peer group used to assess the ongoing competitiveness of ATS' executive pay programs • Conducts market competitiveness reviews of total compensation • Reviews compensation program design and governance practices, taking into consideration stakeholder feedback

3 Recommend	Recommend to the Board: Based on its review, including input from management and advisors, the HRC approves and makes recommendations to the Board for approval:
	• Compensation plan design and governance changes
	• Changes to annual target compensation, pay mix and LTIP mix or other components of ATS' compensation program
4 Approve	Approve compensation: The CEO makes recommendations to the HRC on each component of compensation for direct reports, taking into account each individual's scope of role, experience, performance and market data. With input from independent advisors, the HRC recommends to the Board the CEO and officer compensation decisions, including salary, MIB outcomes and LTIP award.
5 Monitor & Assess	Monitor and assess corporate performance: On a regular basis, management provides the HRC with an update of corporate performance to discuss and align on progression of annual objectives and expectations. Following the end of each fiscal year, management analyzes business performance achievement and PSU metric achievement against approved targets and presents to the HRC for review and recommendation to the Board for approval. In its review, the HRC:
	• Reviews management's analysis, considers market context and both internal and external factors
	• Consults with its independent advisors
	• Approves and recommends for Board approval the STIP and PSU achievement
6 Finalize	The HRC presents its recommendations to the Board for approval. Final approval rests with the Board, and the Board may apply informed judgment to make discretionary adjustments where deemed appropriate to finalize compensation outcomes.

A summary of the key responsibilities of the HRC are set out above under the heading "*Statement of Corporate Governance Practices – Human Resources Committee*" on page 31.

EXTERNAL CONSULTANTS AND ADVISORS

The HRC has the ability to retain the services of external compensation consultants to provide information, analysis and recommendations on market conditions and competitive pay practices.

Hugessen Consulting was initially retained in November 2019 following a formal request for proposals by the HRC. Hugessen Consulting was retained as the independent executive compensation advisor with a primary mandate to advise the HRC on director and executive compensation and incentive plan design. The nature and scope of services provided by Hugessen Consulting to the Committee in fiscal 2024 included:

• Advice regarding pay comparator group and NEO compensation levels;

• Information regarding compensation and related governance trends;

• Advice on industry practice regarding short-term and long-term incentive programs and assistance preparing proposed changes, including back-testing and scenario analysis of potential changes;

• Reviewing and providing advice to the HRC regarding management-prepared materials and recommendations; and

• Review of executive contract agreements and long-term incentive agreements.

Mercer (Canada) Limited ("**Mercer**") provided services related to benchmarking compensation. Mercer was originally retained in 2011.

Fees paid to Hugessen Consulting and Mercer during fiscal 2024 and 2023 were as follows:

	2024	2023
Hugessen - Executive compensation-related fees	$ 139,163	$ 98,696
Mercer - Executive compensation-related fees	$ 310,737	$ 50,198
Total	$ 449,900	$ 148,894

HRC approval is not required to approve non-compensation related services provided to management by external advisors.

COMPENSATION PRINCIPLES AND RISK MITIGATION

Our executive compensation programs reflect the following principles, which the HRC believes are in the best interests of Shareholders and align with good corporate governance practices:

What we do	What we don't do
✓ Maintain a pay mix that emphasizes at-risk and performance-based compensation elements	✗ Repricing of outstanding option awards
✓ Retain independent compensation experts, who report directly to the HRC	✗ Provide tax gross-ups for salary or bonus compensation
✓ Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas of operation	✗ Provide financial assistance to executives for any purpose
✓ Measure performance and align compensation outcomes with achievement of corporate goals over short- and long-term horizons	✗ Change performance metrics or payout curves for long-term awards that have been granted
✓ Use multiple metrics to evaluate performance to determine PSU payouts	
✓ Align CEO interests with shareholders' interests through CEO share ownership guidelines	
✓ Mitigate risk by having anti-hedging and incentive claw-back arrangements	
✓ Double-trigger change of control provision in CEO employment contract	
✓ Provide for an annual "say on pay" vote	

EXECUTIVE INCENTIVE CLAW-BACK ARRANGEMENT

The Board has adopted an executive incentive claw-back policy for the CEO and senior executives to further align the interests of management and shareholders. Highlights of the claw-back policy are as follows:

Element	Policy
Element of Compensation	MIB
	PSU, RSU or stock option grant
Eligible Employees	CEO
	Senior Executives
Triggering Events	Restatement of financial results or misconduct
Claw-back Amount	MIB: At discretion of Board, any or all of the bonus awarded in the fiscal year(s) in which the triggering event occurred
	PSU, RSU, stock option: At discretion of Board, any or all unvested awards and repayment of monetary gain from any portion of vested awards in connection with the fiscal year(s) in which the triggering event occurred

EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

To align CEO, CFO, and shareholder interests, the Board has established minimum share ownership requirements as follows:

Element	Policy
Ownership Requirement	Five x CEO base salary; two x CFO base salary
Units Counted Towards Requirement	Common Shares
	RSUs/PSUs (phased out after 6 years – requirement is based on 100% ATS Common Share holdings by the end of year six)
Time frame to Meet Requirement	Five years from appointment
Additional Requirements	In the case of the CEO, 75% of all shares acquired from the exercise of stock options must be held until requirement is met
	Shares meeting the share ownership requirement must be retained for two years following termination of employment

Name	Ownership Requirement (as multiple of base salary)	Share Ownership Requirement ($)	Total Share Ownership	Value of Share Ownership as % of Requirement
Andrew Hider	five times	$ 6,775,000	$ 22,067,400	326%
Ryan McLeod	two times	$ 1,050,000	$ 2,573,500	245%

The Corporation adopted an "Executive Share Ownership Policy" in 2023 for senior executives, that mandates those executives (which include the three NEOs other than the CEO and CFO) to acquire and hold ATS Common Shares having a value equal to one x their annual base salary. Executives have five years from the later of the adoption of the Executive Share Ownership Policy and their appointment to a position governed by such policy, to satisfy the requirement. Some executives have also committed to similar share ownership requirements in their employment agreements.

ANTI-HEDGING POLICY

The Corporation has adopted a policy prohibiting executives and directors from purchasing financial instruments, including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of ATS Common Shares or other securities of the Corporation held, directly or indirectly, by executives and directors as part of their personal holdings. The policy does not apply to indirect holdings that an executive officer or director may have through an institutional investor.

Summary of Compensation Program

The following table summarizes the compensation components offered to executives and illustrates the "at-risk" and "not-at-risk" components. Further description of each component follows this summary.

	Not-At-Risk Compensation		At-Risk Compensation	
	Base Salary	**Other Compensation**	**Management Incentive Bonus**	**Long-Term Incentive Plan**
Description	Fixed cash compensation for the services provided by the executive officer	Health and insurance, Savings plan, car allowance, parking, other	Lump sum cash payment provided for annual performance	LTIP awards delivered 50% PSUs, 25% RSUs and 25% stock options
Purpose	Provide competitive level of fixed compensation	Assist in overall health and financial wellbeing of executives and their families	Recognize and reward individual and business performance annually	Drive mid- and long-term corporate performance; create shareholder alignment
Determination	Peer market data, performance, experience and scope of role	Market competitiveness	Individual and business performance outcomes range from 0% - 200% of target	LTIP award typically granted annually at target
Performance Link	Salary commensurate with executive background, role and performance	Not performance-based	Individual performance based on achievement of individual objectives set in accordance with strategic plan Business performance based on objectives approved by the Board	RSUs: payouts linked directly to share price PSUs: payout amounts range from 0% - 200% of grant amount subject to achievement of performance measures Stock options: payouts linked directly to increase in share price following date of grant
Performance Period	Daily	Daily	One year	RSUs/PSUs: three years Stock options: four years
Time of Payout	Bi-weekly or regular payroll dates as applicable	Bi-weekly or regular payroll dates as applicable	Annually	RSUs/PSUs: vest on third anniversary of grant date Stock options: vest equally over four years following grant date

2. Components of ATS' Executive Compensation Program

2024 Target Total Compensation Mix

Given 88% of the CEO and 66% of the Other NEOs target pay was at-risk for fiscal 2024, executive compensation is strongly aligned with the shareholder experience.



Name	Position	Base Salary (% of Total Comp)	STIP Target Award (% of Total Comp)	LTIP Target Grant (% of Total Comp)
Andrew Hider	CEO	12%	19%	69%
Ryan McLeod	CFO	23%	19%	58%
Prakash Mahesh[1]	Group Executive, Life Sciences	33%	13%	54%
Udo Panenka	President, Industrial Automation	53%	14%	33%
Jeremy Patten	President, Products & Food Technology	42%	21%	37%

1   Prakash Mahesh joined ATS on August 2, 2022. In accordance with his agreement, it provides that Mr. Mahesh was to receive the equivalent to a full year LTIP grant in fiscal 2023 and further grants to compensate for forfeited benefits with his former employer in (i) fiscal 2023, in the amount of U.S. $600,000, vesting 50% in each of 2024 and 2025, and (ii) fiscal 2024 in the amount of U.S. $200,000, vesting in 2026.

Base Salary

Base salaries provide employees and executive officers with a competitive level of fixed cash compensation. The base salary of each executive officer compensates them for performing day-to-day responsibilities and reflects the complexity of their role and their industry experience.

Base salaries at March 31, 2024 and March 31, 2023 for our NEOs were therefore as follows:

Name	Position	2024	2023	% Change
Andrew Hider	CEO	USD $1,000,000	USD $925,000	8%
Ryan McLeod	CFO	CAD $525,300	CAD $510,000	3%
Prakash Mahesh	Group Executive, Life Sciences	USD $489,250	USD $475,000	3%
Udo Panenka	President, Industrial Automation	EUR $345,647	EUR $345,647	N/A
Jeremy Patten	President, Products & Food Technology	USD $314,150	USD $305,000	3%

Management Incentive Bonus

Executives participate in the Management Incentive Bonus plan, which rewards individual and business performance over the fiscal year. The value of the MIB is calculated as follows:


Salary
Target MIB (% of Salary)
Business Performance Factor Weight
Business Performance Factor
Individual Performance Factor Weight
Individual Performance Factor
MIB Payout

Bonus Target amounts are expressed as a percentage of base salary with individual performance factor and business performance factor weightings applied according to the executive's level in the organization. More senior executives have greater potential to impact business outcomes and have a higher proportion of their bonus weighted to corporate results.

Name	Position	Target as % of Salary	Business Performance Factor Weighting	Individual Performance Factor Weighting
Andrew Hider	CEO	120%	80%	20%
Ryan McLeod	CFO	75%	80%	20%
Prakash Mahesh	Group Executive, Life Sciences	60%	80%	20%
Udo Panenka	President, Industrial Automation	50%	80%	20%
Jeremy Patten	President, Products and Food Technology	50%	80%	20%

Business performance factors range from 0 – 200% of target, individual performance factors range from 0% - 275% of target, and the total MIB payout is capped at 200% of target.

Certain executives may also have a portion of their business performance factor linked to the business unit performance as opposed to consolidated performance by including measures such as earnings from operations, cash generation and Order Bookings at the business unit level.

ATS FISCAL 2024 BUSINESS PERFORMANCE FACTOR

The business performance factor of the MIB is designed to evaluate annual corporate performance against the achievement of goals aligned with the execution of ATS' strategic plan. Each measure has a threshold, target and maximum identified at the beginning of the annual performance period. Achievement must be above threshold to result in a payout for each performance metric.

Each year, ATS approves metrics for the business performance factor by which it evaluates and measures its performance in key aspects of the Corporation's business. Performance is monitored throughout the year, and at year-end the Committee assesses the Corporation's performance against each performance objective and considers all relevant factors. The Committee retains discretion to ensure overall results are fair; however, they use this discretion cautiously, and where practical, use metrics that are objective, measurable and transparent to minimize the need for discretion.

In setting the threshold, target, and maximum levels of performance for each business performance factor metric in fiscal 2024, the Human Resources Committee continues to focus on ensuring the short-term incentive program appropriately aligns management's execution on annual goals with realized pay outcomes. Specifically, the stretch goal was set 25% above target. In setting difficult stretch goals, the HRC looked to ensure management was properly compensated for achieving industry leading performance and similar alignment for underperformance.

In addition to the business performance factor metrics, the Human Resources Committee also reviewed other aspects of performance in fiscal 2024:

- Fiscal 2024 revenues increased 17.7% year-over-year;
- Fiscal 2024 net income increased 52.1% compared to fiscal 2023;
- Fiscal 2024 adjusted earnings from operations[1] increased 15.8% year-over-year;
- Fiscal 2024 Order Bookings[1] of $2,891 million and strong Order Backlog[1] provided good revenue visibility;
- Fiscal 2024 adjusted EBITDA[1] has increased 17.3% year-over-year; and
- Fiscal 2024 basic earnings per share has increased by 42.4% year-over-year, while adjusted basic earnings per share[1] has increased by 10.1% year-over-year.

1   Non-IFRS measure: see "Non-IFRS and Other Financial Measures" in the Corporation's fiscal 2024 Management's Discussion and Analysis dated May 16, 2024 which is incorporated by reference herein and is available on the Corporation's profiles on SEDAR+ at www.sedarplus.com and on the SEC EDGAR website at www.sec.gov.

In fiscal 2024, ATS' performance on the adjusted earnings from operations metric scored above target, while the cash metric scored below threshold. The adjusted earnings from operations metric is weighted at 80% and the cash generation metric is weighed at 20%. The adjusted earnings from operations metric resulted in an achievement of 135% of the target metric, which resulted in a weighted achievement of 108%. A score of 0% was calculated for the 20% weighted cash measure; resulting in a total business performance factor of 108% of target. MIB metrics for Mr. Panenka, Mr. Patten and Mr. Mahesh include additional metrics at the sub-consolidated level. The table below outlines actual business performance factor achievement on each metric at the consolidated level:

Performance Metric	Threshold (50% payout level)	Target (100% payout level)	Maximum (200% payout level)	Actual Achievement (% of target)	Calculated Payout (% of target)	Weight	Contribution
Adjusted Earnings from Operations	-25% of Target	Target	+25% of Target	109%	135%	80%	108%
Cash[2]	-25% of Target	Target	+25% of Target	(38)%	—%	20%	—%
						Total	108%

1   Values have been rounded for presentation purposes.

2   The cash metric is a measurement of actual cash generated from operations as against planned cash generation, with actual cash generated being adjusted for cash generated from/used by acquired companies that was not in the plan.

INDIVIDUAL NEO PERFORMANCE

Early in fiscal 2024, each executive officer developed key strategic personal deliverables in support of ATS' 2024 corporate objectives. In early fiscal 2025, the CEO met with each of the Corporation's executive officers as part of an annual review process to discuss and evaluate their individual 2024 performance and achievements. Following this review, the quantum of recommended cash bonus awards were reviewed by the HRC and advanced to the Board for approval.

The table below outlines the calculation of each NEO's fiscal 2024 MIB payout.

Name	Business Performance Factor		Total MIB Factor Including 20% Weighted Individual Performance Factor	Target MIB	Actual MIB Payout
	Achievement	Weight			
Andrew Hilder[1]	108%	80%	123%	$ 1,618,700	$ 2,006,500
Ryan McLeod	108%	80%	119%	$ 394,000	$ 470,400
Prakash Mahesh[1,2]	75%	80%	83%	$ 396,000	$ 330,900
Udo Panenka[1,2,3]	62%	80%	69%	$ 252,800	$ 174,200
Jeremy Patten[1,2]	68%	80%	109%	$ 211,900	$ 232,800

1 The amounts for: Target MIB and Actual MIB Payout were converted to Canadian dollars using the average exchange rate of U.S. $1.00 = C. $1.355 and 1.00 Euro = C. $1.461, respectively.

2 MIB metric includes additional metrics at the sub-consolidated level which operated to adjust what would otherwise be 108% achievement at the consolidated level.

3 Mr. Panenka left ATS as of April 1, 2024.

See page 46 for a detailed discussion of CEO individual performance in fiscal 2024.

Long-Term Incentive Compensation

The HRC believes long-term incentives ("**LTI**") should form a significant portion of our NEOs' overall compensation in order to create strong alignment between compensation, corporate performance and shareholder returns. Our long-term equity incentives are designed to achieve the following objectives:

- Reward the achievement of long-term business objectives that benefit our shareholders;
- Align the interests of our executives with those of shareholders; and
- Retain a successful and proven management team.

Annual target LTI awards are aligned with median competitive pay and are expressed as a percentage of an executive's salary, as shown in the table below.

Name	LTI Target (% of Salary)
Andrew Hider	500%
Ryan McLeod	250%
Prakash Mahesh	150%
Udo Panenka	75%
Jeremy Patten	90%

The Human Resources Committee continues to view the current long-term incentive design and mix of instruments as providing appropriate alignment to ATS' strategy and growth ambitions. In order to foster further alignment through the PSU, the HRC determined to incorporate a relative Total Shareholder Return metric in lieu of the current three-year share price target. This adjustment ensures the value added by ATS' management is aligned with compensation outcomes. ATS' long-term incentives consist of performance share units, restricted share units and stock options, as outlined in the table below:

Key Features	PSUs	RSUs	Options
2024 LTI Mix	50%	25%	25%
Vesting Period	Cliff vests after 3 years	Cliff vests after 3 years	Ratable vesting over 4 years
Award Size	Target grant sizes as a % of base salary. Final grant size subject to Board discretion		
Fiscal 2024 Performance Measures	50% 3-year relative Total Shareholder Return 50% 3-year cumulative adjusted EPS	None	None
Performance Framework	Payout 0%-200% of grant	None	None
Settlement	Cash/Common Shares	Cash/Common Shares	Common Shares

PERFORMANCE SHARE UNITS

Performance share units, or PSUs, are notional units that pay out an amount equivalent to the value of an ATS Common Share on the vesting date. PSUs vest at the end of three years and are subject to performance vesting conditions such that all units are forfeited if a threshold level of performance is not met. Conversely, up to 200% of the units originally granted may pay out upon achieving maximum performance. The PSU performance conditions are based 50% on the achievement of a three-year cumulative earnings per share target and 50% on a three-year relative Total Shareholder Return. rTSR is measured against the S&P 400 MidCap Industrials Index, which provides a robust selection of industry comparables and is aligned with similar practice among peers. Additionally, the rTSR metric is capped at a maximum multiplier of 100% in the event ATS' total shareholder return ("**TSR**") is negative over the performance period. Beginning with grants made in fiscal year 2023, PSUs may be settled in cash or ATS Common Shares purchased on the open market, at the discretion of the Corporation.

RESTRICTED SHARE UNITS

Restricted share units, or RSUs, are time-vested notional units that track the value of an ATS Common Share. RSUs provide a meaningful retention incentive with direct alignment to shareholders. RSU grants vest on the third anniversary of the grant and, beginning with grants made in fiscal year 2023, may be settled in cash or ATS Common Shares purchased on the open market, where deemed advisable by the HRC.

STOCK OPTIONS

Stock options granted under the Corporation's Stock Option Plans provide for vesting over time. For the last several years, all time-vested stock options granted by the Corporation have vested 25% on each of the first, second, third and fourth anniversaries of the date of grant. There are no time-vested stock options that provide for any vesting within the first 12 months from the grant date. All stock options granted have an exercise price equal to the market price of the underlying ATS Common Shares at the time of grant. Therefore, recipients of stock options are rewarded for an increase in the share price, thus subjecting this aspect of compensation to risk and aligning employee interests with shareholder interests.

PSUS VESTED FISCAL 2024

In June 2023, performance share units granted in August 2020 vested. The calibration of the shoulders for the share price appreciation metric resulted in a range from 25% below target (threshold) to 25% above target (maximum), whereas the adjusted EPS metric shoulders ranged from 40% below target (threshold) to 40% above target (maximum). During the three-year performance period, ATS achieved 1027% of the target share price growth and resulted in a maximum score of 200%. The adjusted EPS metric achieved 213% of target which translates into a maximum score of 200%. The combined performance resulted in the PSUs vesting at maximum.

PSU Metric	Weight	Target	Actual	Graded Achievement	Weighted Score
Adjusted EPS	50%	$ 2.69	$ 5.74	200%	100%
Share Price	50%	$ 24.18	$ 60.15	200%	100%
Total					200%

Registered Retirement Savings Plans

For Canadian executives, ATS matches individual contributions on a one-to-one basis up to a maximum of 4% of base salary.

For U.S. executives, ATS contributes to a 401(k) plan. In fiscal 2024, ATS matched individual contributions on a one-to-one basis up to a maximum employer contribution.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts and car allowances.

3. Fiscal 2024 CEO Performance

Mr. Hider is responsible for the overall financial performance of ATS and is accountable for the leadership and management of ATS in achieving its strategic objectives. As CEO, Mr. Hider is the principal architect of the strategic direction for the business and the Corporation's financial and human capital priorities. Mr. Hider is also responsible for fostering a culture of integrity throughout ATS and setting the tone for the standards and guiding principles that determine how the Corporation conducts its businesses.

CEO PERFORMANCE

ATS entered fiscal 2024 following a strong fiscal 2023 and continued its momentum throughout the year. Under the leadership of Mr. Hider, ATS has recorded strong financial growth as well as executed on several key acquisitions. The strong operational execution and delivery on an ambitious growth plan have resulted in significant progress in the achievement of ATS' long-term strategic plan. In assessing Mr. Hider's individual performance for fiscal 2024, the HRC considered the following achievements:

- High level of execution on the strategic plan, including managing the balance sheet, pursuing organic growth and accretive acquisitions, strengthening of the leadership team and maintaining the Corporation's high-performance culture;

- Provided strong leadership across the organization, particularly as acquisitions were integrated; and

- Strengthened communications with internal and external stakeholders.

As a result of company performance, the business performance factor was calculated at 108% of target. Mr. Hider also exceeded expectations regarding his Individual Performance resulting in an Individual Performance Score of 185% and a STIP payout of 123% of target.

CEO COMPENSATION[1]

	2024 Actual	2023 Actual
Salary	$ 1,269,600	$ 1,266,600
Variable Compensation		
Annual Cash Incentive	$ 2,006,500	$ 1,312,200
Performance Share Units	$ 4,034,900	$ 2,496,600
Restricted Share Units	$ 1,696,700	$ 1,248,300
Stock Options	$ 1,696,700	$ 1,274,300
Other Compensation	$ 79,900	$ 235,500
Total Direct Compensation	$ 10,784,300	$ 7,833,500

1 The amounts for the CEO Compensation were converted to Canadian dollars using the average exchange rate being U.S. $1.00 = C. $1.355 and U.S. $1.00 = C. $1.351 for fiscal 2024 and 2023, respectively.

4. Performance Graph

The following graph compares the Corporation's cumulative TSR on its ATS Common Shares with the cumulative total return of the S&P/TSX Composite Index (the "**S&P/TSX Index**") over the period from March 31, 2020 to March 31, 2024 (the Corporation's fiscal year end is March 31). The graph illustrates the cumulative return on a $100 investment in ATS Common Shares made on March 31, 2020 as compared with the cumulative return on a $100 investment in the S&P/TSX Index made on March 31, 2020. The ATS Common Share performance as set out in the graph does not indicate future price performance.



Comparison of Total Return between ATS Corporation and S&P/TSX Composite Index

	March 2020	March 2021	March 2022	March 2023	March 2024
ATS	$ 100.00	$ 160.81	$ 274.00	$ 343.80	$ 276.91
S&P/TSX Index	$ 100.00	$ 149.87	$ 180.13	$ 170.81	$ 194.66

As described elsewhere in this Circular, the compensation plan for senior executives of the Corporation is tied to the financial performance of the business and not to share performance alone. Fiscal 2020, fiscal 2021, fiscal 2022 and fiscal 2023 performance was positive when compared to the S&P/TSX, and bonuses were awarded. Fiscal 2024 bonuses were awarded as described under "*Individual NEO Performance*".

The bar graph in the above illustration shows total NEO compensation (as disclosed in the Circular for each of the applicable years) and allows the reader to compare it to the total return of ATS.

5. Executive Compensation

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries during the financial years ended March 31, 2024, 2023 and 2022, by the Corporation's Named Executive Officers.

Name and Principal Position	Financial Year	Salary ($)	Share-Based Awards[1] ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation[3] ($)	Total Compensation ($)
					Annual Incentive Plans[2] ($)	Long-Term Incentive Plans ($)			
A. Hider Chief Executive Officer[4]	2024	1,269,600	5,731,500[5]	1,696,700[6]	2,006,500	—	—	82,700	10,787,000
	2023	1,266,600	3,744,900[7]	1,274,300[8]	1,312,200	—	—	235,500	7,833,500
	2022	1,031,900	2,826,400[9]	942,000[10]	1,725,500	—	—	219,400	6,745,200
R. McLeod Chief Financial Officer	2024	521,500	1,109,100[5]	328,300[6]	470,400	—	—	38,300	2,467,600
	2023	497,500	573,700[7]	195,200[8]	401,600	—	—	37,100	1,705,100
	2022	460,400	345,000[9]	115,000[10]	613,400	—	—	34,600	1,568,400
P. Mahesh Group Executive, Life Sciences[4, 11]	2024	657,700	1,112,700[5]	249,000[6]	330,900	—	—	193,700	2,544,000
	2023	419,600	1,453,600[7]	175,200[8]	258,700	—	—	27,100	2,334,200
	2022	—	—	—	—	—	—	—	—
U. Panenka President Industrial Automation[12]	2024	505,000	318,600[5]	94,300[6]	174,200	—	—	142,900	1,235,000
	2023	506,400	177,000[7]	60,200[8]	415,200	—	—	50,200	1,209,000
	2022	464,100	180,000[9]	60,000[10]	332,300	—	—	47,400	1,083,800
J. Patten President Products & Food Technology[4]	2024	422,300	324,100[5]	95,900[6]	232,800	—	—	59,700	1,134,800
	2023	419,600	219,400[7]	74,700[8]	110,400	—	—	48,200	872,300
	2022	372,700	142,500[9]	47,500[10]	170,900	—	—	27,600	761,200

1   These awards comprise time-vested RSUs and performance-based RSUs. The estimated fair value of the time-vested RSUs and performance-based RSUs were calculated as of the grant by multiplying the number of RSUs by the five-day volume weighted average price of ATS Common Shares on the TSX ending the day prior to the effective date of the grant. This methodology was adopted as it was management's view that it best approximated the fair value of the RSUs at the effective date of the grant. The estimated fair values reported are "theoretical values" derived at a point in time and will be different than the value upon exercise and the value used for financial reporting purposes. See "Summary of Compensation Program" on page 40 for a description of potential performance-based outcomes.

2   These amounts represent bonuses under the Corporation's short-term incentive program.

3   All other compensation includes the following items which exceed 25% of the total values: Mr. Hider received an allowance for executive financial advisory services of $27,100; Mr. McLeod received an automobile allowance and associated expenses of $19,200 and an employer contribution to RRSPs of $15,600; Mr. Mahesh received an allowance for housing and related moving costs of $155,200; Mr. Panenka received a supplemental life insurance allowance of $51,200; Mr. Patten received an automobile allowance and associated expenses of $20,300 and an employer contribution to social security of $15,600.

4   The amounts for: salary, annual incentive plans and all other compensation for Mr. Hider, Mr. Mahesh, and Mr. Patten were converted to Canadian dollars using the average exchange rate of U.S. $1.00 = C. $1.355, U.S. $1.00 = C. $1.351 and U.S. $1.00 = C. $1.250 for fiscal 2024, fiscal 2023 and fiscal 2022, respectively.

5   Mr. Hider, Mr. McLeod, Mr. Mahesh, Mr. Panenka, and Mr. Patten were granted 58,800, 11,378, 8,630, 3,269, and 3,325 performance-based RSUs and 29,400, 5,689, 9,019, 1,634 and 1,662 time-vested RSUs, respectively, on June 30, 2023 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 49 for details).

6   These option grants were effective June 2, 2023 with the number of underlying options being as follows: Mr. Hider − 81,572; Mr. McLeod − 15,784; Mr. Mahesh − 11,972; Mr. Panenka − 4,536; and Mr. Patten − 4,612 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 49 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants ("**Black-Scholes methodology**"). The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 3.52%, expected volatility in the market price of the ATS Common Shares of 35.52%, expected life of 4.77 years, and a dividend yield of nil %.

7   Mr. Hider, Mr. McLeod, Mr. Panenka, and Mr. Patten were granted 69,776, 10,690, 3,298, and 4,088 performance-based RSUs and 34,888, 5,345, 1,649 and 2,044 time-vested RSUs, respectively, on May 30, 2022; Mr. Mahesh was granted 12,736 performance- based RSUs and 26,178 time-vested RSUs on August 18, 2022 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 49 for details).

8   These option grants were effective May 30, 2022 with the number of underlying options being as follows: Mr. Hider − 104,111; Mr. McLeod − 15,950; Mr. Panenka − 4,920; and Mr. Patten − 6,101; Mr. Mahesh was granted 14,312 options on August 18, 2022 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 49 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 2.66%, expected volatility in the market price of the ATS Common Shares of 34.25%, expected life of 4.75 years, and a dividend yield of nil %.

9   Mr. Hider, Mr. McLeod, Mr. Panenka, and Mr. Patten were granted 62,663, 7,649, 3,991, and 3,159 performance-based RSUs and 31,331, 3,824, 1,995, and 1,579 time-vested RSUs, respectively, on May 31, 2021 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 49 for details).

10   These option grants were effective May 31, 2021 with the number of underlying options being as follows: Mr. Hider − 108,404; Mr. McLeod − 13,233; Mr. Panenka − 6,904; and Mr. Patten − 5,466 (see "Outstanding Share-Based Awards and Option-Based Awards" on page 49 for details). The fair value of the stock option grants was estimated at the effective date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time-vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 0.84%, expected volatility in the market price of the ATS Common Shares of 32.27%, expected life of 4.75 years, and a dividend yield of nil %.

11   Mr. Mahesh's employment with ATS commenced on August 2, 2022.

12   The amounts for: salary, annual incentive plans and all other compensation for Mr. Panenka were converted to Canadian dollars using the average exchange rate of 1.00 Euro = C. $1.461, 1.00 Euro = C. $1.465, and 1.00 Euro = C. $1.383 for fiscal 2024, fiscal 2023 and fiscal 2022, respectively.

Total compensation for the five NEO's listed above for fiscal 2024 was $18,168,400, representing 0.6% of the Corporation fiscal 2024 revenues.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding share-based awards and option-based awards in favour of the NEOs as at March 31, 2024.

	Option-based Awards				Share-based Awards		
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date[2]	Value of Unexercised In-The-Money Options[3] ($)	Common Shares or Units of ATS Common Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
A. Hider Chief Executive Officer	81,572[4]	57.71	June 2, 2030	—	—	—	—
	104,111[4]	35.78	May 30, 2029	1,020,288	—	—	—
	108,404[4]	30.07	May 31, 2028	1,681,346	—	—	—
	123,887[4]	20.22	August 20, 2027	3,141,774	—	—	—
	76,100[4]	20.89	May 27, 2026	1,878,909	—	—	—
	—	—	—	—	191,239[5]	8,716,674[6]	—
	—	—	—	—	95,619[7]	4,358,314[8]	—
R. McLeod Chief Financial Officer	15,784[4]	57.71	June 2, 2030	—	—	—	—
	15,950[4]	35.78	May 30, 2029	156,310	—	—	—
	13,233[4]	30.07	May 31, 2028	205,244	—	—	—
	10,638[4]	20.22	August 20, 2027	269,780	—	—	—
	3,301[4]	20.89	May 27, 2026	81,502	—	—	—
	3,956[4]	20.30	May 28, 2025	100,008	—	—	—
	—	—	—	—	29,717[5]	1,354,501[6]	—
	—	—	—	—	14,858[7]	677,228[8]	—
P. Mahesh Group Executive, Life Sciences	11,972[4]	57.71	June 2, 2030	—	—	—	—
	14,312[4]	45.74	August 18, 2029	—	—	—	—
	—	—	—	—	21,366[5]	973,862[6]	—
	—	—	—	—	35,197[7]	1,604,279[8]	—
U. Panenka President, Industrial Automation	4,536[4]	57.71	June 2, 2030	—	—	—	—
	3,690[4]	35.78	May 30, 2029	36,162	—	—	—
	3,452[4]	30.07	May 31, 2028	53,541	—	—	—
	3,191[4]	20.22	August 20, 2027	80,924	—	—	—
	—	—	—	—	10,558[5]	481,234[6]	—
	—	—	—	—	5,278[7]	240,571[8]	—
J. Patten President, Products & Food Technology	4,612[4]	57.71	June 2, 2030	—	—	—	—
	6,101[4]	35.78	May 30, 2029	59,790	—	—	—
	5,466[4]	30.07	May 31, 2028	84,778	—	—	—
	4,255[4]	20.22	August 20, 2027	107,907	—	—	—
	1,258[4]	20.89	May 27, 2026	31,060	—	—	—
	—	—	—	—	10,572[5]	481,872[6]	—
	—	—	—	—	5,285[7]	240,890[8]	—

1 The 1995 Stock Option Plan and 2006 Stock Option Plan provide that the exercise price of all stock options granted under the Stock Option Plans shall not be less than the market price. Market price refers to the volume weighted average trading price at which the ATS Common Shares traded on the five completed trading days immediately preceding the effective date of the grant.

2 The stock options set out in the table expire on the seventh anniversary of the grant date.

3 The value of unexercised in the money stock options was calculated based on the difference between the market value of the ATS Common Shares as at March 31, 2024 and the exercise price of the stock options.

4 These traditional time-vested stock options granted under the Stock Option Plans become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant.

5 These performance-based RSUs are granted under the RSU Plan vest on a specified date, conditional upon successful achievement of certain financial and share price targets.

6 The market or payout value of each unvested performance-based RSU grant at March 31, 2024 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2024. These numbers reflect management's estimate that the performance criteria would be achieved at 100% of the target. As no performance criteria had measurement dates that fell on or before the end of fiscal 2024, the minimum payout value under each grant is $0. However, management believes a value based on 100% achievement of performance criteria provides more useful disclosure. See "Summary of Compensation Program" on page 40 for a description of potential performance-based vesting outcomes.

7 These time-vested RSUs are granted under the RSU Plan vest on a specified date.

8 The market or payout value of each unvested RSU grant at March 31, 2024 was calculated by multiplying the number of RSUs by the ATS share price at closing of markets on March 31, 2024.

Incentive Plan Awards – Value Vested or Earned During the Fiscal Year

The following table sets out the value of all incentive plan awards vested or earned by the Named Executive Officers during the year ended March 31, 2024.

Name	Option-Based Awards - Value Vested During the Year[1] ($)	Share-Based Awards - Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
A. Hider, Chief Executive Officer	3,224,536	10,116,508	2,006,500
R. McLeod, Chief Financial Officer	316,519	972,986	470,400
P. Mahesh, Group Executive, Life Sciences	33,132	—	330,900
U. Panenka, President, Industrial Automation	191,063	1,216,113	174,200
J. Patten, President, Products & Food Technology	198,776	973,047	232,800

1   The value vested during the year was calculated based on the difference between the exercise price and the market price on the vesting date. Option-based awards that vested with a market price less than the exercise price on the vesting date have been excluded from the calculation.

2   The value of the RSUs vested during the year was calculated based on the 20-day volume-weighted average trading price of the ATS Common Shares on the TSX as of the vesting date. See "Long-Term Incentive Compensation," starting on page 44, for a description of the performance vesting criteria attached to the RSUs.

6. Termination and Change of Control Benefits

The employment agreements of the NEOs discussed below, as well as the Stock Option Plans and RSU Plan, provide for certain payments and/or benefits in the event of termination of their employment in particular scenarios as set out below.

The Stock Option Plans and RSU Plan each provide for the continued vesting of stock options and RSUs held at retirement and the right to exercise options through to the option expiry dates and settlement of RSUs in the normal fashion on their vesting dates. These entitlements do not crystallize, are not calculable, and are not payable on the date of retirement, and are therefore not included in the tables below. The definition of "retirement" in the plans includes being at age 60 or older and having completed at least 10 years of service to the Corporation.

Andrew Hider

Mr. Hider's employment contract provides that in the event of dismissal without cause, other than a dismissal within 12 months of a change of control, he is entitled to a lump sum equal to 18 months' salary and bonus and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Hider is entitled to a lump sum equal to 24 months' salary and bonus, and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. Hider's outstanding unvested stock options, 100% of unvested non-performance-based RSUs, and 75% of all performance-based RSUs (assuming 100% achievement against target) accelerate and become vested. The entitlements outlined in this paragraph are subject to Mr. Hider complying with provisions addressing share ownership post-termination, assignment of inventions, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. Hider assuming the triggering events identified in the table below took place on March 31, 2024.

Triggering Event	Base Salary (U.S. $)	Bonus (U.S. $)[1]	Long-Term Incentive Awards Accelerated (U.S. $)[2]	Total (U.S. $)
Termination without cause or resignation for good reason (other than within 12 months of a change of control)	1,500,000	1,840,825	—	3,340,825
Termination without cause or resignation for good reason within 12 months of a change of control	2,000,000	2,454,430	11,414,260	15,868,690
Resignation	—	—	—	—
Retirement[3]	—	—	—	—

1   Mr. Hider's contract provides that the number used for the purposes of calculating bonus entitlement is the average of the bonuses for the three most recently completed fiscal years preceding the date of termination.

2   For the purposes of calculating the value of accelerated stock options and RSUs, the closing market price of ATS Common Shares on March 31, 2024 was used, without reference to any entitlement to exercise stock options beyond that date. The amount has been converted to U.S. dollars using the fiscal year average exchange rate of U.S. $1.00 = C. $1.355.

3   No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. Hider would be entitled to continued vesting under the plans as described above.

Ryan McLeod

Mr. McLeod's employment contract provides that in the event of dismissal without cause, other than a dismissal within 12 months of a change of control, he is entitled to a lump sum equal to 12 months' salary and to continued benefits during such period. In the event of termination of employment by the Corporation without cause within 12 months of a change of control, Mr. McLeod is entitled to a lump sum equal to 18 months' salary, and to continued benefits during such period. The entitlements outlined in this paragraph are subject to Mr. McLeod complying with provisions addressing share ownership post-termination, assignment of inventions, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. McLeod assuming the triggering events identified in the table below took place on March 31, 2024.

Triggering Event	Base Salary ($)	Bonus ($)	Long-Term Incentive Awards Accelerated ($)	Total ($)
Termination without cause (other than within 12 months of a change of control)	525,000	—	—	525,000
Termination without cause or resignation for good reason within 12 months of a change of control	787,500	—	2,319,028	3,106,528
Resignation	—	—	—	—
Retirement[1]	—	—	—	—

1   No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. McLeod would be entitled to continued vesting under the plans as described above.

Prakash Mahesh

Mr. Mahesh's employment contract provides that in the event of dismissal without cause, Mr. Mahesh is entitled to continued base salary payments and benefits for a period equal to one month for each full year of service, for a minimum of nine months, and a maximum of 12 months. These entitlements are subject to Mr. Mahesh complying with provisions addressing, among others, confidentiality, return of confidential records, non-disclosure, non-compete, non-solicitation, and assignment of inventions and proprietary rights.

The table below sets out estimated payments and benefits that would have been owing to Mr. Mahesh assuming the triggering events identified in the table below took place on March 31, 2024.

Triggering Event	Base Salary (U.S. $)	Bonus (U.S. $)	Long-Term Incentive Awards Accelerated (U.S. $)	Total (U.S. $)
Termination without cause (other than within 12 months of a change of control)	367,000	—	—	367,000
Termination without cause or resignation for good reason within 12 months of a change of control	—	—	1,902,687	1,902,687
Resignation	—	—	—	—
Retirement[1]	—	—	—	—

1   No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. Mahesh would be entitled to continued vesting under the plans as described above.

Udo Panenka

Mr. Panenka's employment contract provides that in the event of dismissal without cause, Mr. Panenka is entitled to six months' notice to the end of a calendar month, with the employer having the right to put him on "garden leave," subject to payment of his base salary during this period. In addition, Mr. Panenka is subject to a one-year non-compete/non-solicit clause which can be waived by the employer upon six months' notice. During the non-compete/non-solicit period, the employer is to pay Mr. Panenka 50% of his base salary.

The table below sets out estimated payments and benefits that would have been owing to Mr. Panenka assuming the triggering events identified in the table below took place on March 31, 2024, and that, in the case of termination without cause, Mr. Panenka was put on garden leave and the employer did not waive the non-compete/non-solicit clause.

Triggering Event	Base Salary (Euro)	Bonus (Euro)	Long-Term Incentive Awards Accelerated (Euro)	Total[1] (Euro)
Termination without cause (other than within 12 months of a change of control)	345,000	—	—	345,000
Termination without cause or resignation for good reason within 12 months of a change of control	—	—	50,724	50,724
Resignation	—	—	—	—
Retirement[2]	—	—	—	—

1   Mr. Panenka left ATS as of April 1, 2024. As it was a resignation, no severance or other termination payment was payable. The non-compete/non-solicit payment referenced above will be paid in full by the Corporation.

2   No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. Panenka would be entitled to continued vesting under the plans as described above.

Jeremy Patten

Mr. Patten's employment contract provides that in the event of dismissal without cause, Mr. Patten is entitled to continued base salary payments for a period equal to one month for each full year of service, for a minimum of six months, to a maximum of 12 months. These entitlements are subject to Mr. Patten complying with provisions addressing, among others, confidentiality, return of confidential records, non-competition and non-solicitation.

The table below sets out estimated payments and benefits that would have been owing to Mr. Patten assuming the triggering events identified in the table below took place on March 31, 2024.

Triggering Event	Base Salary (U.S. $)	Bonus (U.S. $)	Long-Term Incentive Awards Accelerated (U.S. $)	Total (U.S. $)
Termination without cause (other than within 12 months of a change of control)	183,250	—	—	183,250
Termination without cause or resignation for good reason within 12 months of a change of control	—	—	617,690	617,690
Resignation	—	—	—	—
Retirement[1]	—	—	—	—

1 No immediate payment relating to long-term incentive awards would be owing upon retirement, however, Mr. Patten would be entitled to continued vesting under the plans as described above.

7. Equity Compensation Plans

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (as at March 31, 2024) (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (as at March 31, 2024) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in (a)) (as at March 31, 2024) (c)
Equity compensation plans approved by security holders[1]	823,527	$33.56	1,751,082

1 See "2006 Stock Option Plan and 1995 Stock Option Plan" below.

2006 Stock Option Plan and 1995 Stock Option Plan

The Corporation has adopted the 2006 Stock Option Plan and 1995 Stock Option Plan (each, a "**Plan**"). Each Plan has been amended from time to time by the Board and, where required, such amendments have been submitted to, and approved by, the shareholders of the Corporation. Each Plan provides for the granting of options to purchase ATS Common Shares ("**Options**") to employees, officers, directors and service providers of the Corporation or any subsidiary of the Corporation as approved by the Board. The purpose of the Plans is to attract, retain and motivate persons as officers and key employees of the Corporation and its subsidiaries, and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation. Notwithstanding the terms of the Plans, the current compensation program for directors does not include entitlement to Options and no Options have been granted to any of the current non-executive directors. On May 17, 2023, the Board amended each Plan to: (i) introduce the concept of "actively employed" to clarify when a former employee's entitlements end in Canada; (ii) add clarity around what constitutes "cause", "good reason", "disability", and "retirement" in the Plans; (iii) expressly provide for a cashless exercise mechanism which was previously only referred to in award agreements; (iv) update the applicable provisions relevant to the treatment of U.S. option holders; (v) clarify and enhance the rights of option holders in the event of death, disability and retirement; (vi) modernize the change in control provisions of the Plans to align with current market practice and proxy advisory firm guidance to provide more certainty to option holders upon a change in control of ATS, including in connection with terminations without cause or resignations for good reason within 12 months of a change of control of ATS; and (vii) clarify the processes surrounding the Corporation's ability to withhold taxes, including in relation to cashless exercises. In accordance with the terms of the Plans and the TSX Company Manual, no shareholder approval was required to give effect to the amendments to the Plans.

The Plans are substantially the same and a summary of the Plans is set out in Schedule "C." A copy of the Plans may be obtained from the Secretary of the Corporation.

Other Security-Based Compensation Arrangements

From time to time the Corporation may enter into security based compensation arrangements pursuant to which ATS agrees to grant stock options to certain executives as an inducement for such executives to accept ATS' offer of employment.

The stock options granted under these security based compensation arrangements are granted outside of the 1995 Stock Option Plan and 2006 Stock Option Plan under the exemption in section 613(c) of the TSX Company Manual. However, each of these stock options will generally be subject to the terms of the 2006 Stock Option Plan. Currently there are no such security-based compensation arrangements outstanding.

Stock Option Summary

The table below provides a summary of Options activity during fiscal year 2024 under the 2006 Stock Option Plan and 1995 Stock Option Plan, and under the security-based compensation arrangements ("**SBC**").

		As of March 31, 2023		Fiscal 2024 Activity			As at March 31, 2024	
	Plan	# of ATS Common Shares or Options	% of ATS Common Shares	# of Options Granted	# of Options Cancelled and/or Withheld	# of Options Exercised	# of ATS Common Shares or Options	% of ATS Common Shares
ATS Common Shares issued on exercise of Options[1]	1995	5,936,398	6.5%	—	—	5,395	5,941,793	6.0%
	2006	2,534,434	2.7%	—	—	100,003	2,634,437	2.7%
	SBC	1,949,043	2.1%	—	—	—	1,949,043	2.0%
	Total	10,419,875	11.3%	—	—	105,398	10,525,273	10.7%
Options granted and outstanding	1995	55,432	—%	—	(3,690)	(5,395)	46,347	—%
	2006	729,997	0.8%	176,112	(28,926)	(100,003)	777,180	0.8%
	SBC	—	—%	—	—	—	—	—%
	Total	785,429	0.8%	176,112	(32,616)	(105,398)	823,527	0.8%
Options available for future grants	1995	9	—%	—	3,690	—	3,699	—%
	2006	1,894,569	2.1%	(176,112)	28,926	—	1,747,383	1.8%
	SBC	—	—%	—	—	—	—	—%
	Total	1,894,578	2.1%	(176,112)	32,616	—	1,751,082	1.8%
Total	1995	5,991,839	6.5%	—	—	—	5,991,839	6.1%
	2006	5,159,000	5.6%	—	—	—	5,159,000	5.2%
	SBC	1,949,043	2.1%	—	—	—	1,949,043	2.0%
	Total	13,099,882	14.2%	—	—	—	13,099,882	13.3%

1 The 1995 Stock Option Plan was originally adopted by the Corporation on October 8, 1993 and the 2006 Stock Option Plan was adopted on October 27, 2006. The numbers in this table with respect to those two Plans are calculated from the original inception date of each of those plans.

The table below summarizes the annual burn rate of the Plans for fiscal 2024, 2023 and 2022, calculated as required by the TSX Company Manual.

		2024	2023	2022
1995 Plan	Number of awards granted under Plan	–	30,885	–
	Weighted average number of issued and outstanding securities in the fiscal year	97,761,731	91,835,740	92,206,291
	Annual burn rate	0.00%	0.03%	0.00%
2006 Plan	Number of awards granted under Plan	176,112	192,259	195,560
	Weighted average number of issued and outstanding securities in the fiscal year	97,761,731	91,835,740	92,206,291
	Annual burn rate	0.18%	0.21%	0.21%
SBC	Number of awards granted under Plan	–	–	–
	Weighted average number of issued and outstanding securities in the fiscal year	97,761,731	91,835,740	92,206,291
	Annual burn rate	0.00%	0.00%	0.00%
Total	Number of awards granted under Plan	176,112	223,144	195,560
	Weighted average number of issued and outstanding securities in the fiscal year	97,761,731	91,835,740	92,206,291
	Annual burn rate	0.18%	0.24%	0.21%

Restricted Share Unit Plan

The Corporation adopted a Restricted Share Unit Plan ("**RSU Plan**") in 2013. The RSU Plan contemplates the issuance of RSUs by the Board to employees of the Corporation and its affiliates. RSUs offer an additional alternative as part of the overall mix for long-term incentives. An RSU is a bookkeeping entry, equivalent to the value of an ATS Common Share, credited to an account to be maintained for the employee and currently settled in either cash to the employee or through ATS Common Shares purchased on the open market, at the discretion of the Corporation, on the vesting date provided for in the grant agreement. The RSU Plan permits performance vesting criteria to be attached to individual grants. Such performance vesting criteria could address internal metrics such as earnings from operations or earnings per share and/or external metrics, such as share price or performance as against an index. During fiscal 2024, 288,512 RSUs were granted.

Some of the RSUs granted to senior executives will only vest if certain performance criteria are met ("**PSUs**"). For grants made during fiscal 2024, the PSU performance conditions are based 50% on the achievement of a three-year cumulative earnings per share target and 50% on a three-year relative Total Shareholder Return measured against the S&P 400 MidCap Industrials Index. The PSU grants contemplate between 0% and 200% of the number of PSUs vesting, based on performance against the criteria. On May 17, 2023, the Board approved various amendments to the RSU Plan to align with the changes made to the 2006 Stock Option Plan and 1995 Stock Option Plan, as discussed further above. See "*2006 Stock Option Plan and 1995 Stock Option Plan*".

Share Purchase Plan

As an incentive to full-time employees of the Corporation (and, at the discretion of the Board, to full-time employees of subsidiaries to the Corporation) who have completed at least three consecutive months of employment, the Corporation established a share purchase plan in August 2001. The 2001 plan was replaced by a 2014 Employee Share Purchase Plan (the "**Share Purchase Plan**"), and all ATS Common Shares administered under the former plan are now being administered under the Share Purchase Plan. Employees who choose to participate in the Share Purchase Plan ("**Members**") have accounts maintained on their behalf by an administrative agent (the "**Administrative Agent**"). Purchases of ATS Common Shares under the Share Purchase Plan are made by the Administrative Agent on behalf of Members.

Pursuant to the Share Purchase Plan, Members may set aside funds, through payroll deductions, up to a maximum of the lesser of 10% of their base salary or $10,000 in any one calendar year. Subject to the Member not making withdrawals from the Share Purchase Plan during the calendar year immediately prior to the Corporation's contribution date, where the withdrawal was in respect of ATS Common Shares acquired in the same calendar year (with withdrawals being treated on a "first-in, first-out" basis), the Corporation will make contributions equal to 20%

of such Member's contribution where such Member contributes 5% or less of his or her salary to the Share Purchase Plan. A Member who contributes more than 5% of his or her salary shall receive a contribution from the Corporation equal to 20% of the first 5% of such Member's aggregate contributions in the applicable calendar year.

A person shall cease to be a Member in the Share Purchase Plan when such person ceases to be a full-time employee of the Corporation (or, as applicable, one of its subsidiaries) as a result of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason. Upon the occurrence of any such event, a Member's rights under the Share Purchase Plan shall immediately terminate and the Corporation shall promptly refund, without interest, the entire balance of such Member's account maintained by the Administrative Agent on behalf of such Member. A person may also cease to be a Member under the Share Purchase Plan by filing a notice with the Corporation, voluntarily terminating such Member's membership, in which case such person shall cease to be a Member on the 10th day following the Corporation's receipt of such notice.

Subject to any necessary regulatory approval, the Board may at any time make amendments to the Share Purchase Plan in whole or in part. No such amendment may materially and adversely affect any previous purchase of ATS Common Shares under the Share Purchase Plan by the Administrative Agent on behalf of a Member. A Member's interest under the Share Purchase Plan in cash or ATS Common Shares held by the Administrative Agent for the Member's account is not assignable or transferable in whole or in part.

The Administrative Agent, on behalf of the Members, acquires ATS Common Shares for the Share Purchase Plan on a monthly basis in the open market. The Share Purchase Plan does not provide for the issuance of ATS Common Shares from treasury. As of June 14, 2024, there were 435,326 ATS Common Shares under the administration of the Administrative Agent.

VII. Other Important Information

Interests of Informed Persons in Material Transactions

To the knowledge of the Corporation, other than as disclosed below and elsewhere in this Circular, as at June 17, 2024, no informed person of ATS, or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of ATS' last financial year or in any proposed transaction that has materially affected or could materially affect ATS or any of its subsidiaries.

ATS management had determined that over a number of years, the expertise and resources of Mason had offered significant value to ATS, particularly in connection with the identification and assessment of strategic opportunities. Although ATS had frequently called upon Mason for support, this had generally been without any compensation to Mason. Both ATS and Mason determined that it would be appropriate to record an agreement for this purpose and provide for a reasonable fee. ATS, therefore, as of April 1, 2014, entered into a letter agreement with Mason pursuant to which, based on its expertise, Mason agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500,000. ATS is not restricted from procuring advisory services from any other third party. Any services beyond the scope of services contemplated by the letter agreement would require a separate agreement and fee arrangement. As an important element of this letter agreement, Mason agreed to cause member(s) of the Board who are associated with Mason to waive, and such director(s) have waived, any fees to which they may have otherwise been entitled for serving as members of the Board or as members of any committee of the Board. The letter agreement may be terminated by either Mason or ATS on 30 days' notice.

The terms of the letter agreement referenced above, and the business reasons for that agreement, are reviewed from time to time by the Board, with the exception of any Board member(s) affiliated with Mason, under the leadership of the CG&N Committee.

For the purposes of this Circular, an "informed person" means a director or officer of ATS; a director or officer of a person or company that is itself an "informed person" or subsidiary of ATS; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of ATS or who exercises control or direction over voting securities of ATS, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of ATS.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

No person who has been a director or executive officer of the Corporation, at any time since the beginning of the last financial year, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Additional Information

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov. Financial information about the Corporation is provided in the Corporation's audited consolidated financial statements as at and for the year ended March 31, 2024 and the corresponding Management's Discussion and Analysis. Shareholders of the Corporation may request copies of such financial statements and Management's Discussion and Analysis by contacting the Secretary of the Corporation at ATS Corporation, 730 Fountain Street North, Cambridge, Ontario N3H 4R7.

Shareholder Engagement

During fiscal 2024, senior management attended and presented at 11 institutional investor conferences which provided the opportunity for management to engage with existing and potential investors. On a quarterly basis, management holds several meetings with existing shareholders who desire engagement with the Corporation. These meetings are often held in person, with management travelling as required.

The Board supports a transparent process for shareholders to contact the Board directly. Shareholders may initiate communications with and provide feedback directly to the Board, care of the Corporate Secretary, either by email at ATSboard@atsautomation.com or by mail in an envelope marked "confidential" addressed to the address below:

Board of Directors
ATS Corporation
730 Fountain Street North
Building #3
Cambridge, Ontario N3H 4R7 Canada

You can find the full content of ATS' Shareholder Engagement Policy on the ATS website at www.atsautomation.com.

Directors' Approval

The contents and sending of this Circular have been approved by the directors of ATS. Dated as of June 17, 2024.



STEWART McCUAIG
Vice President, General Counsel

Schedule "A" –
Mandate for the Board of Directors,
ATS Corporation (the "Company")

A. Purpose

1. The Board of Directors (the "**Board**") is responsible for providing independent oversight of the management of the business and affairs of the Company. The Board shall, directly and through its committees and the Chair of the Board, provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

B. Membership, Organization and Meetings

1. **GENERAL** – The composition and organization of the Board, including: the number and qualifications of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings, shall be in compliance with the *Business Corporations Act* (Ontario) and the by-laws of the Company. The Board shall consider the appropriate size of the Board, with a view to the facilitation of effective decision making. The frequency and location of meetings shall be determined from time to time by the Board.

   Directors will not be subject to mandatory retirement at a prescribed age; however, the Corporate Governance & Nomination Committee (the "**CG&N Committee**") shall consider the overall performance, qualifications and competencies of individual directors and the Board in determining nominations put forward annually. This will provide the CG&N Committee with the flexibility to consider all attributes of an individual director, and those of the Board as a whole, when formulating the Board that will best serve the Company.

2. **COMPENSATION** – The Human Resources Committee shall determine the compensation of non-employee directors at least annually, as set out in the Human Resources Committee Mandate.

3. **INDEPENDENCE** – The independence of directors shall be determined based on the binding requirements of any stock exchanges on which the Company's securities are listed and all other applicable laws (collectively, the "**Applicable Requirements**"). At least annually, the Board shall affirmatively determine the independence of each director in accordance with this standard. A majority of directors, including the Chair of the Board, shall be independent directors.

4. **ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS** – The Board shall have unrestricted access to the Company's management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

5. **CORPORATE SECRETARY AND MINUTES** – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

6. **MEETINGS WITHOUT MANAGEMENT** – The independent directors of the Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

C. Functions and Responsibilities

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such other duties as may be required by the Applicable Requirements from time to time.

1. Strategic Planning

a. **Strategic Plans** – At least annually, the Board shall review and, if advisable, approve the Company's strategic plan prepared by the Chief Executive Officer and senior management which takes into account, among other things, the opportunities and risks of the business.

b. **Business Plans** – The Board shall review and, if advisable, approve the Company's annual business plan.

c. **Monitoring** – At least annually, the Board shall review management's implementation and the effectiveness of the Company's strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2. Risk Management

a. **General** – The Board shall oversee (i) policies and processes to identify and manage the principal risks of the Company's business, and (ii) the implementation by management of a comprehensive compliance management program that addresses compliance with applicable regulatory and legal requirements. At least annually, the Board shall review reports provided by management of material risks associated with the Company's businesses and operations, review the implementation by management of systems and controls to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems and controls.

b. **Verification of Controls** – The Board shall, with the assistance of the Audit and Finance Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Company is applying appropriate standards of corporate conduct for these controls. At least annually, the Board shall review and approve the Company's significant enterprise-wide policies and practices, including those respecting liquidity, funding, and capital management, and obtain assurance from management that they are being complied with.

3. Approvals

The Board shall consider for approval such matters requiring Board approval under applicable law, matters deemed appropriate by the Chief Executive Officer, or as requested by the Board, and shall, without limitation, approve the following: (i) strategic plan; (ii) annual business plan; (iii) annual financial statements, MD&A and earnings release; (iv) capital expenditures requiring Board approval under applicable Company capital expenditure policies; (v) material acquisitions and divestitures; (vi) equity financings; (vii) dividends; (viii) share repurchase programs; (ix) appointment of officers; (x) proxy circulars; (xi) Annual Information Forms; (xii) stock option grants; (xiii) DSU grants; and (xiv) any material amendments to the Disclosure Policy, Insider Trading Policy, Social Media Policy, Code, Stock Option Plans and ATS DSU Plan.

4. Human Resource Management

a. **General** – At least annually, the Board shall, with the assistance of the Human Resources Committee, review the Company's approach to human resource management and executive compensation.

b. **CEO Hiring and CEO and Senior Executive Annual Compensation Adjustments** – The Board shall, with the assistance of the Human Resources Committee: (i) approve the hiring and material terms of employment of the Chief Executive Officer; and (ii) approve any bonus plans, salary adjustments, stock options or other compensation proposed in relation to the Chief Executive Officer and Senior Executives. For the purposes of this Mandate, "**Senior Executives**" are defined as those executives reporting to the Chief Executive Officer and whose base salary exceeds C. $150,000.

c. **Succession Review** – At least annually, the Board shall, with the assistance of the Human Resources Committee, review and, if advisable, approve the succession planning processes of the Company, including the selection, appointment and development of the Chair of the Board, the Board members, the CEO and other senior executive officers, including the heads of the Company's oversight functions, and the termination of the CEO, if required.

d. **Integrity of Senior Management** – The Board shall promote a culture of integrity at the Company and, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management, and that the Chief Executive Officer and other senior management create a culture of integrity throughout the organization.

5. Corporate Governance

a. **General** – At least annually, the Board shall, with the assistance of the CG&N Committee, review the state of the Company's corporate governance activities.

b. **Director Independence** – At least annually, the Board shall, with the assistance of the CG&N Committee, evaluate the director independence standards established by the Board and establish appropriate structures and procedures to allow the Board to function independently of management, including undertaking regular evaluations of the Board, its committees and individual directors, and reviewing the composition of the Board, with a view to the effectiveness and independence of the Board and its members.

c. **Ethics and Reporting** – The Board will promote the cultivation and demonstration of an honest and ethical corporate culture. At least annually, the Board shall, with the assistance of the Audit and Finance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company's Code. Any waivers from the Code that are granted for the benefit of a director or executive officer shall only be granted by the Board with the assistance of the CG&N Committee.

d. **Insider Trading Policy** – At least annually, the Board shall, with the assistance of the CG&N Committee, review the Company's insider trading policies and procedures. The Board shall, if advisable, approve material changes to the Company's insider trading policies and procedures.

e. **Code of Business Conduct** – At least annually, the Board shall, with the assistance of the CG&N Committee, review the Company's Code. The Board shall, if advisable, approve material changes to the Company's Code.

6. Financial Information

a. **General** – At least annually, the Board shall, with the assistance of the Audit and Finance Committee, review the Company's internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b. **Integrity of Financial Information** – The Board shall, with the assistance of the Audit and Finance Committee, review the integrity of the Company's financial information and systems, the effectiveness of internal controls, and management's assertions on internal control and disclosure control procedures.

7. Disclosure

a. The Board shall (i) oversee the Company's communication and disclosure practices, including with respect to receiving feedback from stakeholders, and (ii) approve the Company's Disclosure Policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

b. At least annually, the Board shall review management's compliance with the Company's disclosure policies and procedures, including the Company's Disclosure Policy and the Company's Social Media Policy. The Board shall, if advisable, approve material changes to the Company's disclosure policies and procedures.

c. The CEO or the Chair of the Board or any other director, when authorized by the CEO or the Chair of the Board, may communicate with the shareholders or stakeholders on behalf of the Company.

8. Committees of the Board

a. **Board Committees** – The Board has established the following committees of the Board: the Human Resources Committee, the CG&N Committee, Audit and Finance Committee, the Strategic Opportunities Committee, and the Sustainability Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b. **Committee Mandates** – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed and, based on recommendations from the applicable committee, amended as deemed advisable.

c. **Delegation to Committees** – The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.

d. **Consideration of Committee Recommendations** – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e. **Board/Committee Communication** – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

9. Additional Expectations of Board Members

a. Board members are expected to maintain the highest personal and professional values, integrity and ethics. This shall include compliance with the Company's Code.

b. Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

c. Board members are expected to attend all Board and committee meetings (as applicable) and devote the necessary time and attention to Board matters. This shall include the advance review of materials to be adequately prepared for Board meetings and keeping informed about the Company's business and relevant developments outside the Company that affect its business. Telephone or video conferencing may be used to facilitate a director's attendance at meetings. When attendance is not possible, a Board member is expected to become familiar with the matters covered at the meeting.

d. Directors must have adequate time available to serve on the Board and should be willing to commit to an active term of five years, although there is no specific time frame designated for Board membership. It is expected that approximately 60 hours per year of directors' time will be required to prepare for and attend formal meetings, excluding travel or special meetings.

e. It is expected that Board members will not hold board seats on more than four other publicly traded companies or trusts and that they will not act as directors of competitive companies.

f. Directors shall promptly advise the Chair of the Board of any changes in factors that could affect the independence or effectiveness of the individual director and consult with, and obtain the approval of the Chair of the Board, prior to considering an appointment as a director of any other public company or major non-profit entity.

D. Director Orientation

1. Each director shall participate in the Company's initial and any ongoing orientation program.

2. Orientation and training is the responsibility of the CG&N Committee in conjunction with the Chair. Upon the election of a new director to the Board, such director will be notified and given an orientation package including material that will assist with the director's familiarization with the Company.

3. The orientation of a new director will include the following:

    a. organized and systematic visits to Company facilities;

    b. meetings scheduled with operating management;

    c. familiarization with the Company's products, services and customers;

    d. Company history and other relevant data;

    e. information concerning the Company's mission, goals, strategy, philosophy and major policies;

    f. recent analysts' reports;

    g. the Company's Board Governance Manual;

    h. information pertaining to personal liabilities and insurance coverage;

    i. rules for purchasing and selling Company shares;

    j. rules regarding insider information;

    k. minutes of previous Board and Committee meetings; and

    l. remuneration and performance guidelines.

E. Director Evaluation

At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

F. Currency Of The Board Mandate

This mandate was last revised and approved by the Board on May 15, 2024.

Schedule "B" –
Summary of 2006 Stock Option Plan and 1995 Stock Option Plan

Plan Information Item	Description
Maximum ATS Common Shares Issuable	2006 Stock Option Plan: 5,159,000 (representing 5.2% of the currently issued and outstanding ATS Common Shares) 1995 Stock Option Plan: 5,991,839 (representing 6.1% of the currently issued and outstanding ATS Common Shares) Total: 11,150,839 (representing 11.3% of the currently issued and outstanding ATS Common Shares)
Outstanding Awards[1]	2006 Stock Option Plan: 777,180 (representing 0.8% of the currently issued and outstanding ATS Common Shares) 1995 Stock Option Plan: 46,347 (representing -% of the currently issued and outstanding ATS Common Shares) Total: 823,527 (representing 0.8% of the currently issued and outstanding ATS Common Shares)
Eligible Participants	Designated eligible participants under each Plan (collectively, "**Optionees**") including directors, officers, employees and Service Providers (as defined in the Plan).
Vesting	The time or times when Options may be exercised will be determined by the Board.
Amendment of Stock Option Plan	Amendments may be made by the Corporation at any time, provided that such amendment cannot materially and adversely affect any Option previously granted to an Optionee without the consent of such Optionee (except to the extent required by law). The following types of amendments require shareholder approval: • amendments to the maximum number of ATS Common Shares allowed to be granted under the Plan; • amendments that would reduce the Option exercise price below the minimum price provided for in the Plan; • amendments that would increase limits on the total number of ATS Common Shares issuable to any one individual or any one insider[2] and the insider's associates; • amendments that would increase limits on the total number of ATS Common Shares issuable to insiders within a one-year period; • amendments to increase the maximum term of an Option; • amendments to extend the term of an outstanding Option beyond the Expiry Date (as such term is defined in the Plans); • amendments that would reduce the exercise price of an outstanding Option (other than pursuant to anti-dilution provisions); • amendments that would permit assignments to persons not currently permitted under the Plans; • amendment to the definition of "Eligible Person" in the Plans, or any defined term used therein that would expand the scope of the term "Eligible Person"; and • amendments to the amendment provisions in the Plans.
Exercise Price	Determined by the Board and may not be less than the volume weighted average trading price at which the ATS Common Shares traded on the Toronto Stock Exchange (the "**TSX**") (or the stock exchange on which the majority of the trading volume of the ATS Common Shares occurs) on the five completed trading days immediately preceding the effective date of the grant, or where the Options are granted within a blackout period, on the five completed trading days immediately following such blackout period, in each case, calculated by dividing the total value by the total volume of securities traded for such five-day period (the "**Market Price**").

1   See table under heading "Equity Compensation Plans – Stock Option Summary" on page 54 of the Circular for a summary of the total number of securities issued and securities issuable under each Plan.

2   An "insider" means a "reporting insider" as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions.

Plan Information Item	Description
Term	As determined by the Board at the time of Option grant, subject to a maximum term of 10 years.[1]
Maximum Options Issuable to Optionee	The maximum number of Options that may be granted to any one Optionee is limited to 5% of the total number of ATS Common Shares outstanding at the time of grant.
	In addition, no Options may be granted if such grant results in:
	i. the number of ATS Common Shares issuable to insiders on the exercise of Options at any time or issued within the one-year period preceding the time of grant exceeds 10% of the number of issued and outstanding ATS Common Shares;
	ii. the number of ATS Common Shares issuable to non-executive directors on the exercise of Options at any time or issued exceeding (A) 0.5% of the number of issued and outstanding ATS Common Shares, or (B) an award value of $100,000 per non-executive director per calendar year; or
	iii. the number of ATS Common Shares issuable to an insider and such insider's associates within the one-year period preceding the time of grant exceeds 5% of the number of issued and outstanding ATS Common Shares.
Assignability	Options are non-assignable.
Termination of Optionee	Except with respect to retirement, death or disability of an Optionee, and subject to any express resolution passed by the Board, Options expire and terminate 30 days after the Optionee ceases to be a director, officer or employee of the Corporation or of any subsidiary, provided that where an Optionee is terminated for Cause (as defined in the Plan), Options expire and terminate on the Termination Date (as defined in the Plan), unless another date, such other date not to be later than sixty (60) days after the Termination Date, is determined by the Corporation.
Retirement of Optionee	If an Optionee shall Retire (as defined in the Plan), any Options held by the Optionee which have not vested as at the Termination Date will continue to vest in accordance with their vesting schedules, and once vested, may be exercised by the Optionee at any time prior to the original Expiry Date (as defined in the Plan).
Disability of Optionee	If an Optionee ceases to be Actively Employed (as defined in the Plan) on account of Disability (as defined in the Plan), the Optionee's unvested Options at the time of Disability will be pro rated based on the number of days from the date of grant to the Termination Date, and such remaining pro rated portion of unvested Options shall continue to vest in accordance with their vesting schedules and may be exercised by the Optionee once vested at any time prior to the original Expiry Date.
Death of Optionee	If an Optionee shall die holding one or more Options, all Options which have not vested will immediately vest and all Options may be exercised by the personal representatives, heirs or legatees of the Optionee at any time within the earlier of (i) six months from the date of such death; and (ii) the original Expiry Date.
Change in Control	In the case that a successor organization would result from a Change in Control Event (as defined in the Plan), the Board will take such steps as are reasonably necessary or desirable in an effort to cause all Options then outstanding to be substituted or replaced with stock options of the successor organization having substantially equivalent economic value and on substantially similar terms and conditions. If the Options are not substituted or replaced by the successor organization, then all outstanding Options at such time will, unless otherwise determined by the Board, be accelerated in full to become exercisable immediately prior to such Change in Control Event.
	If an Optionee is terminated without Cause or resigns for Good Reason (as defined in the Plan) during the 12-month period following a Change in Control, the Vesting (as defined in the Plan) of all Options then held by such Optionee, including any substitute or replacement options issued by the successor organization (and, if applicable, the time during which such Options may be exercised), will be accelerated in full and may be exercised within 30 days of the Termination Date.
Options to Stock Appreciation Rights ("**SARs**")	At or after the time of Option grant, Options may have connected SARs equal to the ATS Common Shares covered by the unexercised Options. An Optionee may surrender the unexercised Options and receive cash in an amount equal to the excess of the market price over the exercise price of the related Option. Such Options immediately terminate upon exercise of the connected SAR. Unexercised SARs shall terminate when the related Option is exercised or the Option terminates.
Termination of Stock Option Plan	The Board may at any time by resolution terminate each Plan. Options may be exercised within 20 days following the date of written notice from the Corporation to the holders of Options of the termination of the Plan.

1 If the expiry date occurs during or within 10 days of a period in which the trading of shares is restricted under the Corporation's insider trading policy, such date is extended to the 10th business day following the date of expiry of such restricted period.

Glossary of Defined Terms

Plan Information Item	Description
2024 Comparator Group	See Page 35
ABM	ATS Business Model
Administrative Agent	See Page 55
Advance Notice By-Law	See Page 13
Annual Information Form	Corporation's annual information form dated May 16, 2024
ATS	ATS Corporation
ATS Common Shares	Common Shares of ATS Corporation
ATS DSU Plan	ATS deferred stock unit plan for non-executive directors
Avidity	Avidity Science, LLC
Black-Scholes Methodology	See Page 48
Board	Board of Directors of ATS
Board Mandate	Mandate adopted by the Board
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CG&N	Corporate Governance and Nominating
Circular	Management Information Circular
Code	Code of Business Conduct
Company	ATS Corporation
Computershare	See Page 2
Corporation	ATS Corporation
Director Ownership Guidelines	See Page 14
DSUs	ATS deferred share units
EDGAR	The United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval website
ESG	Environmental, Social and Governance
Financial Statements	See Page 2
HRC	Human Resources Committee
Insider	A "reporting insider" as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions
IT.ACA	IT.ACA Engineering S.r.l
Laurel Hill	Corporation's proxy solicitation agent and shareholder communications advisor
LTI	Long-term Incentive
Market Price	See Page 62
Mason	Mason Capital Management LLC
Meeting	ATS Annual Meeting of Shareholders to be held at 10:00 a.m. (Toronto time) on August 9, 2024
Meeting Materials	See Page 2

Plan Information Item	Description
Members	See Page 55
Mercer	Mercer (Canada) Limited
MIB	Management Incentive Bonus
Named Executive Officers	CEO, CFO and Corporation's other three most highly compensated executive officers for fiscal 2024
NEOs	Named Executive Officers
Notice of Meeting	Notice of meeting accompanying the Circular
Notice Date	See Page 13
Notice Package	See Page 12
NYSE	The New York Stock Exchange
OBCA	*Business Corporations Act (Ontario)*
Odyssey	Odyssey Validation Consultants Limited
Optionees	Designated eligible participants under each Plan
Options	Options to purchase ATS Common Shares
Plan	See Page 53
Policy	Board Policy on Majority Voting for Director Nominees
PSU	ATS performance share units
PWN	Professional Women's Network
Record Date	June 14, 2024
Requirement for Pre-Approval of Non-Audit Services	See Page 13
RSU Plan	Restricted Share Unit Plan
RSUs	ATS restricted share units
rTSR	relative TSR
S&P/TSX Index	S&P/TSX Composite Index
SARs	Share Appreciation Rights
SBC	Security-based compensation
SEC	The United States Securities and Exchange Commission
SEDAR+	See Page 2
Senior Executives	See Page 59
Share Purchase Plan	2014 Employee Share Purchase Plan
Stock Option Plans	The 1995 Stock Option Plan and 2006 Stock Option Plan
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange
Yazzoom	Yazzoom BC

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ATS Corporation
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Canada N3H 4R7

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